Exhibit 99.3

PRO FORMA VALUATION REPORT

WESTBURY BANCORP, INC.
West Bend, Wisconsin

PROPOSED HOLDING COMPANY FOR:
WESTBURY BANK
West Bend, Wisconsin

Dated As Of:
August 17, 2012

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 600
Arlington, Virginia  22201

RP® FINANCIAL, LC.

Advisory | Planning | Valuation

August 17, 2012

Boards of Directors

WBSB Bancorp, MHC
WBSB Bancorp, Inc.

Westbury Bank

200 South Main Street

West Bend, Wisconsin 53095

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the requirements stipulated in the Code of Federal Regulations and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”) and reissued by the Office of the Comptroller of the Currency (“OCC”), and applicable regulatory interpretations thereof.  Such Valuation Guidelines are relied upon by the Federal Reserve Board (“FRB”) in the absence of separate written valuation guidelines.

Description of Plan of Conversion and Reorganization

On August 5, 2012, the Board of Directors of WBSB Bancorp, MHC (the “MHC”), a mutual holding company that owns all of the outstanding shares of common stock of WBSB Bancorp, Inc. (the “Corporation”), adopted the plan of conversion and reorganization, whereby the MHC will convert to stock form.  As a result of the conversion, the Corporation, which currently owns all of the issued and outstanding common stock of Westbury Bank, will be succeeded by a Maryland corporation with the name of Westbury Bancorp, Inc. (“Westbury Bancorp” or the “Company”). Following the conversion, the MHC will no longer exist.  For purposes of this document, the existing consolidated entity will hereinafter be referred to as Westbury Bancorp or the Company.

Westbury Bancorp will offer its common stock in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans including Westbury Bank’s employee stock ownership plan (the “ESOP”), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory guidelines governing mutual-to-stock conversions.  To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a community offering and/or a syndicated community offering.  A portion of the net proceeds received from the sale of the common stock

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

will be used to purchase all of the then to be issued and outstanding capital stock of Westbury Bank and the balance of the net proceeds will be retained by the Company and utilized to retire $1.254 million of outstanding debt of the Corporation.

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, a loan to the newly-formed ESOP, and reinvestment of the proceeds that are retained by the Company.  In the future, Westbury Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends, or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

The plan of conversion provides for the Company to contribute common stock and cash to the Westbury Bank Charitable Foundation, a charitable foundation to be established as part of the conversion and stock offering (the “Foundation”).  The Foundation will be funded with a total contribution value of $1,000,000, with a variable cash and stock component.  In this regard, the stock component will be equal to 1% of the stock sold in the Conversion with the balance of the Foundation contribution in the form of cash.  The purpose of the Foundation is to provide financial support to charitable organizations in the communities in which the Company operates and to enable the communities the Bank and Company serve to share in their long term growth.  The Foundation will be dedicated completely to community activities and the promotion of charitable causes, and may be able to support such activities in ways that are not presently available to the Bank.

RP® Financial, LC.

RP® Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form.  The background and experience of RP Financial is detailed in Exhibit V-1.  For its appraisal services, RP Financial is being compensated on a fixed fee basis for the original appraisal and for any subsequent updates, and such fees are payable regardless of the valuation conclusion or the completion of the conversion offering transaction.  We believe that we are independent of the Company, Westbury Bank, the MHC and the other parties engaged by Westbury Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of Westbury Bancorp, Westbury Bank and the MHC, including the prospectus as filed with the FRB, OCC and the Securities and Exchange Commission (“SEC”).  We have conducted a financial analysis of the Company that has included a review of audited financial information for the past two years through the year ended December 31, 2011 and a review of various unaudited information and internal financial reports through June 30, 2012.  We have also conducted due diligence related discussions with Westbury Bancorp’s management; McGladrey LLP, Westbury Bancorp’s independent auditor; Luse Gorman Pomerenk & Schick, P.C., Westbury Bancorp’s conversion counsel; and Keefe, Bruyette & Woods, Inc., the Company’s financial and

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marketing advisor in connection with the stock offering.  All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions.  In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable.  While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Westbury Bancorp operates and have assessed the Company’s relative strengths and weaknesses.  We have monitored all material regulatory and legislative actions affecting financial institutions generally and analyzed the potential impact of such developments on Westbury Bancorp and the industry as a whole, to the extent we were aware of such matters.  We have analyzed the potential effects of the stock conversion on the Company’s operating characteristics and financial performance as they relate to the pro forma market value of Westbury Bancorp.  We have reviewed the economy and demographic characteristics of the primary market area in which the Company currently operates.  We have compared the Company’s financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies.  We have reviewed conditions in the securities markets, in general, and the market for thrifts and thrift holding companies, including the market for new issues.

The Appraisal is based on Westbury Bancorp’s representation that the information contained in the regulatory applications and additional information furnished to us by the Company and its independent auditors, legal counsel, investment bankers, and other authorized agents are truthful, accurate, and complete.  We did not independently verify the financial statements and other information provided by the Company, or its independent auditors, legal counsel, investment bankers, and other authorized agents, nor did we independently value the assets or liabilities of Westbury Bancorp.  The valuation considers Westbury Bancorp only as a going concern and should not be considered as an indication of the Company’s liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Company and for all thrifts and their holding companies.  Changes in the local and national economy, the federal and state legislative and regulatory environments for financial institutions, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Company’s value alone.  It is our understanding that Westbury Bancorp intends to remain an independent institution and there are no current plans for selling control of the Company as a converted institution.  To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company’s stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of August 17, 2012, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including shares to be

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issued to the Foundation, equaled $35,350,000 at the midpoint, equal to 3,535,000 shares offered at a per share value of $10.00.  Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $30,047,500 and a maximum value of $40,652,500.  Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 3,004,750 at the minimum and 4,065,250 at the maximum.  In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $46,750,380 without a resolicitation.  Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 4,675,038.  Based on this valuation range, the offering range is as follows:  $29,750,000 at the minimum, $35,000,000 at the midpoint, $40,250,000 at the maximum and $46,287,500 at the supermaximum.  Based on the $10.00 per share offering price, the number of offering shares is as follows:  2,975,000 at the minimum, 3,500,000 at the midpoint, 4,025,000 at the maximum and 4,628,750 at the supermaximum.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock.  Moreover, because such valuation is determined in accordance with applicable regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof.  The appraisal reflects only a valuation range as of this date for the pro forma market value of Westbury Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial, in accordance with applicable regulatory guidelines, was based on the financial condition and operations of Westbury Bancorp as of June 30, 2012, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.  RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

The valuation will be updated as provided for in the conversion regulations and guidelines.  These updates will consider, among other things, any developments or changes in the financial performance and condition of Westbury Bancorp, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues.  These updates may also consider changes in other external factors which impact value including, but not limited to:  various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market in general, the market for thrift stocks and interest rates.  Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value

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will be made.  The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,
RP® FINANCIAL, LC.

James P. Hennessey
Director

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RP® Financial, LC.	TABLE OF CONTENTS

TABLE OF CONTENTS
WESTBURY BANCORP, INC.
WESTBURY BANK
West Bend, Wisconsin

PAGE
	DESCRIPTION	NUMBER

CHAPTER ONE	OVERVIEW AND FINANCIAL ANALYSIS

	Introduction	I.1
	Plan of Conversion	I.2
	Use of Conversion Proceeds	I.3
	Strategic Overview	I.4
	Regulatory Agreement	I.8
	Balance Sheet Trends	I.9
	Income and Expense Trends	I.14
	Interest Rate Risk Management	I.20
	Lending Activities and Strategy	I.21
	Asset Quality	I.24
	Funding Composition and Strategy	I.25
	Legal Proceedings	I.26

CHAPTER TWO	MARKET AREA ANALYSIS

	Introduction	II.1
	National Economic Factors	II.2
	Interest Rate Environment	II.4
	Market Area Demographics	II.5
	Regional Economy	II.7
	Unemployment Trends	II.9
	Real Estate Trends	II.10
	Market Area Deposit Characteristics	II.11
	Deposit Competition	II.12

CHAPTER THREE	PEER GROUP ANALYSIS

	Peer Group Selection	III.1
	Financial Condition	III.8
	Income and Expense Components	III.12
	Loan Composition	III.15
	Credit Risk	III.16
	Interest Rate Risk	III.18
	Summary	III.20

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TABLE OF CONTENTS
WESTBURY BANCORP, INC.
WESTBURY BANK
West Bend, Wisconsin

(continued)

PAGE
DESCRIPTION			NUMBER

CHAPTER FOUR		VALUATION ANALYSIS

Introduction			IV.1
Appraisal Guidelines			IV.1
RP Financial Approach to the Valuation			IV.1
Valuation Analysis			IV.2
1.	Financial Condition		IV.3
2.	Profitability, Growth and Viability of Earnings		IV.4
3.	Asset Growth		IV.5
4.	Primary Market Area		IV.6
5.	Dividends		IV.7
6.	Liquidity of the Shares		IV.7
7.	Marketing of the Issue		IV.8
	A.	The Public Market	IV.8
	B.	The New Issue Market	IV.12
	C.	The Acquisition Market	IV.15
8.	Management		IV.16
9.	Effect of Government Regulation and Regulatory Reform		IV.16
Summary of Adjustments			IV.17
Valuation Approaches			IV.17
1.	Price-to-Earnings (“P/E”)		IV.18
2.	Price-to-Book (“P/B”)		IV.19
3.	Price-to-Assets (“P/A”)		IV.19
Valuation Conclusion			IV.20

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RP® Financial, LC.	LIST OF TABLES

LIST OF TABLES
WESTBURY BANCORP, INC.
WESTBURY BANK
West Bend, Wisconsin

TABLE
NUMBER	DESCRIPTION	PAGE

1.1	Historical Balance Sheets	I.10
1.2	Historical Income Statements	I.15

2.1	Summary Demographic/Economic Information	II.6
2.2	Primary Market Area Employment Sectors	II.8
2.3	Major Employers in the Metro Milwaukee Area	II.9
2.4	Market Area Unemployment Trends	II.10
2.5	Deposit Summary	II.12
2.6	Market Area Deposit Competitors	II.13

3.1	Peer Group of Publicly-Traded Thrifts	III.4
3.2	Balance Sheet Composition and Growth Rates	III.9
3.3	Income as a % of Average Assets and Yields, Costs, Spreads	III.13
3.4	Loan Portfolio Composition and Related Information	III.16
3.5	Credit Risk Measures and Related Information	III.17
3.6	Interest Rate Risk Measures and Net Interest Income Volatility	III.19

4.1	Recent Conversions Completed in Last Three Months	IV.14
4.2	Public Market Pricing Versus Peer Group	IV.21

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RP® Financial, LC.	OVERVIEW AND FINANCIAL ANALYSIS

I.  OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Westbury Bank (the “Bank”) is a federally chartered savings bank organized in 1926 under the name West Bend Savings and Loan Association and has operated continuously in Washington County, Wisconsin, and other nearby contiguous counties in eastern Wisconsin, since its founding.  In 1993, West Bend Savings and Loan Association converted to a state-chartered savings bank and changed its name to West Bend Savings Bank.

Westbury reorganized into the mutual holding company structure in 2001 by forming WBSB Bancorp, MHC (the “MHC”), a federally chartered mutual holding company, and converting Westbury Bank to a federally-chartered stock savings bank.  WBSB Bancorp, MHC owns 100% of the outstanding shares of common stock of WBSB Bancorp, Inc. (“WBSB” or the “Mid-Tier”), a federal corporation, which in turn owns 100% of the outstanding shares of common stock of Westbury Bank.  Pursuant to the conversion transaction (the “Conversion”), a new holding company will be formed called Westbury Bancorp, Inc., which will own all the shares of the Bank.  Hereinafter, unless otherwise noted, the discussion contained herein reflects the assets and liabilities of the Bank, inclusive of the MHC and the Mid-Tier, which will be consolidated into the Bank as part of the standard mutual-to-stock conversion transaction and the consolidated entity will be referred to as Westbury or the Company, unless specifically indicated otherwise.

In 2008, Westbury Bank and Continental Savings Bank (“Continental”), which was headquartered in Milwaukee and which maintained a branch office network in Milwaukee and Waukesha Counties, completed a mutual-to-mutual merger transaction and the merged institution changed its name to Westbury Bank.  Importantly, as will be described in a section to follow, the Bank has largely retrenched from Continental’s markets and has closed all but two of Continental’s former branch offices and currently operates one office in both Milwaukee and Waukesha Counties, respectively.  Moreover, the transaction was completed in 2008 and the majority of Westbury’s recent asset quality problems and operating losses have arisen as a result of Continental’s loan portfolio.

Westbury provides financial services to individuals, families and businesses through a total of 12 banking offices located in Washington County, eastern Waukesha County and northern Milwaukee County, as well as two home loan centers from which the bank originates residential mortgages.  Westbury also operates three ATMs at separate locations, offers online

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and mobile banking services, participation in a nationwide ATM network, and wealth management services.  The majority of the Bank’s retail banking and depository activities are conducted within the three county market area, although the Bank’s market for lending operations in particular, extends across a broader area, including markets in east-central Wisconsin.

Westbury is a member of the Federal Home Loan Bank (“FHLB”) system and its deposits are insured up to the regulatory maximums by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (“FDIC”).  At June 30, 2012, Westbury had $546.4 million in assets, $489.2 million in deposits and total equity of $46.7 million, equal to 8.55% of total assets.  The discussion contained herein reflects the assets and liabilities of the Bank, inclusive of the MHC and the Mid-Tier, which will be consolidated into the Bank as part of the full stock conversion transaction.  The Company’s audited financial statements are included by reference as Exhibit I-1 and key operating ratios are shown in Exhibit I-2.

Plan of Conversion

Westbury has operated in the three-tiered MHC form of organization since 2001, with Westbury Bank, regulated by the Office of Comptroller of the Currency (“OCC”), while the MHC and Mid-Tier are regulated by the Federal Reserve Board (“FRB”).  No shares were publicly issued at the time of the MHC reorganization.  The respective Boards of Directors of the MHC, the Mid-Tier, and the Bank, adopted a plan of conversion and reorganization on August 5, 2012.  Pursuant to the plan of conversion and reorganization, the organization will convert from the mutual holding company form of organization to the full stock form and will sell shares of common stock to the public in a stock offering.  The plan of conversion and reorganization will result in the elimination of the MHC and Mid-Tier and the creation of a new stock holding company called Westbury Bancorp, Inc. (the “Company”).  The Company will own all of the outstanding shares of the Bank.  Pursuant to the plan of conversion and reorganization, the Company will offer shares of common stock to depositors of Westbury, to certain newly-formed stock benefit plans for officers, directors, and employees, supplemental eligible account holders, and other members.

The plan of conversion and reorganization provides for the Company to contribute common stock and cash to the Westbury Bank Charitable Foundation (the “Foundation”), a charitable foundation to be established as part of the Conversion and stock offering.  The Foundation will be funded with a total contribution value of $1,000,000, with a variable cash and

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stock component.  In this regard, the stock component will be equal to 1% of the stock sold in the Conversion with the balance of the Foundation contribution in the form of cash.  The purpose of the Foundation is to provide financial support to charitable organizations in the communities in which the Company operates and also enable the communities the Bank and Company serve to share in their long term growth.  The Foundation will be dedicated completely to community activities and the promotion of charitable causes and may be able to support such activities in ways that are not presently available to the Bank.

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, extending a loan to the newly-formed employee stock ownership plan (the “ESOP”) and reinvestment of the proceeds that are retained by the Bank.  In the future, the Company may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Use of Conversion Proceeds

Management has indicated that both the increased capital from the Conversion as well as being in the stock form of organization will facilitate the Bank’s compliance with its capital requirements as required by regulations and certain agreements with the regulatory authorities.  Over the longer term, the capital will facilitate the Company’s ability to expand the balance sheet and achieve other key corporate objectives.  The projected uses of proceeds from the Conversion are highlighted below.

•                  Westbury Bancorp, Inc.  The Company is expected to retain up to 50% of the net offering proceeds or an amount sufficient to increase the Bank’s Tier 1 capital ratio to a minimum of 10% of assets.  At present, funds at the Company level, net of the loan to the ESOP, are expected to be utilized to: (1) repay outstanding borrowings of WBSB Bancorp, Inc. totaling $1.254 million with the balance invested into short-term investment grade securities and liquid funds.  Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Company, repurchases of common stock, and the payment of  cash dividends.

•                  Westbury Bank.  Approximately 50% of the net stock proceeds will be infused into the Bank in exchange for all of the Bank’s stock (subject to the Bank meeting a 10% Tier 1 capital ratio).  Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds.

Over the near term, the Company expects to continue to preserve its capital position, limiting growth and focusing on resolving problem assets with the objective of minimizing the

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Company’s credit risk exposure.  Over the intermediate to longer term, the Company will seek to undertake moderate loan and deposit growth and other strategies to enhance Westbury’s long term earnings potential and shareholder returns.

Strategic Overview

Throughout much of its corporate history, the Company’s strategic focus has been that of a community oriented financial institution with a primary focus on meeting the borrowing, savings and other financial needs of its local customers in Washington, Waukesha and Milwaukee Counties as well as other nearby areas of eastern Wisconsin.  In this regard, the Company has historically pursued a portfolio residential lending strategy typical of a thrift institution, with a moderate level of diversification into commercial real estate lending.  Moreover, most of the Bank’s funding was through either certificates of deposits (“CDs”) or savings accounts.

However, in the mid-to-latter part of the decade of the 1990s, the Company commenced a gradual evolution of its strategy designed to simultaneously stabilize its earnings through a variety of interest rate and economic environments.  From a funding perspective, the Company focused on increasing the balance of low-cost interest-bearing and non-interest bearing checking accounts through a variety of marketing initiatives, including offering a “totally free” checking account product which was supported through targeted advertising, promotional and branding campaigns.  From a lending perspective, the Company sought to build a commercial loan portfolio (primarily mortgage loans), commencing in 1999, by employing a group of commercial loan officers and support personnel with commercial lending experience in the local market.  The loan portfolio, including the balance of commercial loans, was expanded with the completion of the acquisition of Continental at the end of 2008.

The Company’s operating strategy through fiscal 2008 was designed to take advantage of Westbury’s cohesive geographic footprint in Washington County.  With the acquisition of Continental, Westbury’s markets were expanded into Milwaukee and the northern suburban areas of Milwaukee, which were healthy growing markets until the onset of the worldwide financial crisis and the subsequent deep economic recession.  Over the fiscal 2005 to 2007 timeframe, the Company realized moderate loan and asset growth which was constrained in part, by the Company’s regulatory capital position.  The level of key balance sheet aggregates such as assets, loans, deposits, and equity increased significantly in fiscal 2008 with the completion of the acquisition of Continental such that the balance of Westbury’s total assets on

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a standalone basis increased from a level of $441.5 million at the end of fiscal 2007 to $677.0 million as of the end of fiscal 2008, or by 53%.

As noted above, the Company’s growth oriented business plan was in place through the end of fiscal 2008 and culminated with the acquisition of Continental at the end of 2008.  Subsequently, total assets have diminished from the 2008 peak level, decreasing by a total of 19.3% through June 30, 2012, to equal $546.4 million.  The asset shrinkage reflects the Company’s response to the recessionary economic environment which resulted in operating losses and reduction in Westbury’s regulatory capital ratios.  In response, the Company has sold or closed more than one-half of its branch offices, including 10 stand-alone full service branches and 5 supermarket branches, to reduce the total branch count from 27 following the completion of the Continental acquisition in 2008, to a total of 12 following the closing of the Hales Corner office in July 2012.  The objective of the balance sheet shrinkage and branch sales/closures was to reduce assets and preserve its regulatory capital ratios in face of operating losses.  Moreover, the Company has sought to improve core earnings by closing smaller non-critical branches and realizing the related cost savings by reducing staffing and other overhead costs.

The economic recession experienced nationally has impacted the Company’s markets, both in terms of job losses and increasing rates of unemployment which in turn, has resulted in increased loan delinquency rates and loan foreclosures.  Additionally, real estate prices, including the prices of residential and income producing/commercial properties, have diminished, eroding the collateral value of the properties securing the Company’s mortgage loans.  While substantially all financial institutions in the Company’s markets have experienced increases in non-performing assets (“NPAs”) since 2008, a relatively high proportion of the Company’s asset quality problem loans were originated by Continental.  Management attributes Continental-originated losses to both the relatively depressed real estate environment in the markets served by Continental (i.e., Milwaukee and nearby suburban areas) and Continental’s loan underwriting policies and procedures, particularly for commercial and income producing properties.

As a result of the foregoing, while the Company has historically maintained very strong credit quality ratios, the level of NPAs have increased from less than 1% of assets as of the end of fiscal 2007, to a fiscal year end peak level of 6.01% of assets as of December 31, 2010, including performing troubled debt restructurings (“TDRs”).  The adverse asset quality trends

I.5

have also impacted the Company’s operating condition as a result of increasing levels of loan loss provisions.

Reduction of NPAs has become a strategic priority for the Company’s senior management and loan administration function have been focused on improving credit quality by establishing appropriate levels of valuation allowances and resolving non-performing assets as quickly as possible.  As a result, NPAs including TDRs have diminished to 4.16% as of June 30, 2012, from the fiscal year end peak level of 6.01% as of December 31, 2010.  However, loan loss provisions have continued to impact profitability having increased from $1.7 million in fiscal 2008, to $7.7 million for the twelve months ended June 30, 2012.

The Company has reported operating losses over the last two fiscal years and in three of the last four fiscal years with fiscal 2009 being the only profitable year over this period.  The recent losses, in contrast to the Company’s long-term track record for profitable operations, are the result of the higher loan loss provisions referenced above.  Additionally, the high level of NPAs has adversely impacted the Company’s net interest margin (i.e., the high level of NPAs has increased non- interest earning assets) while expenses related to problem asset resolution have increased the Company’s operating costs.

The capital raised in the Conversion will enhance the Company’s earnings with the reinvestment of the net proceeds and will provide an additional capital cushion to address the NPAs over the near term and capital for growth over the longer term.  The post-offering business plan of the Company is expected to focus on near-term problem asset resolution and growth of core deposits.  The capital infusion will bolster the Bank’s regulatory capital ratios and ability to address problem assets resolution.  Importantly, the Company believes that its status as a well-capitalized publicly traded company will enhance the ability to expand business lines and grow the balance sheet over the long term relative to the many local competitors which have been similarly impacted by asset quality problems, as well as weakened capital positions but which have been unable to tap the equity markets to increase their capitalization.

Key elements of the post-conversion business plan include the following:

•                  Reduce Loan Delinquencies and Lower the Company’s Risk Profile.  The resolution of NPAs and improvement of asset quality is the highest priority of management over the near term.  The Company has put into place policies and procedures which facilitate management’s efforts to proactively identify and mitigate credit risks within the loan portfolio, particularly with respect to larger commercial and multi-family mortgages.  In addition, the Company has implemented more stringent loan underwriting policies and procedures, including

I.6

increased emphasis on lower debt to income ratios, higher credit scores, lower loan to value ratios, and with respect to commercial business, commercial real estate and multi-family lending, enhanced information with respect to a borrower’s business prospects.  In recent periods, the Company has limited commercial lending as the commercial lending staff focused on resolving problem credits within the portfolio.  Westbury is committed to employing additional resources towards strengthening asset quality as necessary and anticipates bifurcating the loan origination and credit administration functions shortly by employing a chief credit officer over the near term future.

•                  Increase Commercial Business, Commercial Real Estate and Multi-Family Lending.  With market demand focused on longer term single family residential mortgage loans (i.e., maturities of up to 30 years), the Company will be seeking to expand the organic origination of commercial business, commercial real estate, and multi-family loans as a means to deploying investable funds profitably.  Westbury has employed experienced commercial lending personnel in key management and staff positions and believes it is well postured to be a competitive force in the local commercial lending market, particularly if NPAs continue to diminish, as targeted, and as Westbury’s capital base is enhanced through the successful completion of the Conversion.

•                  Expand the Base of Low-Cost Deposits.  Westbury commenced focusing on building its transaction deposit base more than 20 years ago and continues to maintain a relatively large base of core savings and transaction accounts as CDs comprise only 23% of total deposits.  The Company will continue to seek to expand the base of savings and transaction accounts by continuing existing and/or implementing marketing and promotional programs, offering remote deposit capture services to business customers, and broadening banking relationships with lending customers.  In this regard, the effort to expand commercial loan relationships, as described above, is expected to facilitate the growth of commercial deposit relationships, as well.

•                  Maintaining a Portfolio of Residential Loans.  Although Westbury has reduced the percentage of the loan portfolio consisting of residential loans over time, the Bank will continue to maintain this business line.  In the future, the Company will continue to allocate a portion of its portfolio to residential mortgage lending and the balance of residential loans may increase if demand for shorter term and/or adjustable rate loans, which the Company is willing to place into portfolio, increases (likely predicated on a higher interest rate environment).  Consistent with its recent practice, Westbury intends to sell the majority of the long-term, fixed-rate residential mortgage loans in the secondary market to increase servicing fee income, recognizing gains on sale.

•                  Leverage Westbury’s Competitive Strengths to Attract and Retain Customers.  Management believes that Westbury’s competitive strengths are superior customer service, extensive knowledge of the local market, and high visibility community activities.  The Company will seek to leverage these strengths to attract and retain customers from an increasing population of potential customers dislocated as a result of large bank consolidations in the market area and individuals seeking personalized, customer service and technology-driven financial products, designed to enhance the customer experience.  These

I.7

products include debit cards, online banking, direct deposits, online bill payment, mobile banking, and remote deposit capture.  The Company’s status as a locally headquartered institution with a broad array of loan and depository services, coupled with the employment of experienced management and staff experienced in managing commercial account relationships will facilitate growth in commercial accounts, as well.

•                  Managed Growth. The Company’s management believes that it can be helpful to increase loans and deposits, if possible and subject to market constraints, in order to help cover the costs of operating in a highly competitive and regulated marketplace.  In the future, the Company will continue, subject to market and economic conditions, to explore ways to grow the banking franchise both through internal growth and potentially external acquisitions.

Regulatory Agreement

Primarily as a result of the aforementioned operating losses and adverse trends with respect to the Company’s asset quality, the MHC, WBSB Bancorp and the Bank have become subject to increased regulatory scrutiny and oversight.  In February 2010, the MHC, WBSB Bancorp and the Bank each entered into agreements (the “Agreement”) with the Office of Thrift Supervision requiring the Company to address certain areas of operations.  Under the Agreement, the Company and/or Bank is required to:

(1)         Submit a business and capital plan that provides for plans and strategies to (i) strengthen and improve its operations, earnings and profitability, including the reduction of operating expenses, (ii) achieve core earnings and net income levels that will result in consistent profitability, (iii) review all risks associated with business activities on a monthly basis and enhance income to address such risks, and (iv) provide quarterly pro forma financial statements that include projections for Tier 1 Capital and Total Capital ratios, after funding of an adequate allowance for loan losses;

(2)         Submit a remediation plan to resolve the basis of criticism of all classified, special mention, and delinquent assets or credit relationships that exceed $500,000, including (i) an identification of the expected source of repayment, (ii) the fair value of collateral and the lien position on such collateral, (iii) an analysis of current and satisfactory credit information, and (iv) strategies and time frame for resolution of the criticism;

(3)         Not declare any dividend or capital distribution without submitting appropriate application to the OTS;

(4)         Change certain compliance-related policies and procedures to comply with applicable regulations;

(5)         Ensure periodic compliance reviews are conducted in accordance with applicable guidelines; and,

(6)         Not to increase the dollar amount of brokered deposits.

I.8

WBSB Bancorp, MHC, WBSB Bancorp, Inc. and Westbury Bank have each submitted the required business and capital plans and the remediation plans.  Effective July 21, 2011, the OCC assumed supervisory authority with respect to Westbury Bank, and the Federal Reserve Board assumed supervisory authority with respect to WBSB Bancorp, MHC and WBSB Bancorp, Inc.  The OCC and Federal Reserve Board have continued to enforce the Agreement, the Company expects that the terms of the Agreement will be enforced prospectively.

Balance Sheet Trends

Growth Trends

Table 1.1 shows the Company’s historical balance sheet data for the past five and one-half years through June 30, 2012.  Data for fiscal 2007 reflects the combination of Continental and West Bend Savings Bank prior to the merger, pursuant to the application of pooling accounting which requires the respective balance sheets to be added together.

Balance sheet growth trends for the Company are presented in Table 1.1, highlighting the trends noted previously.  Through fiscal 2008, the Company continued to realize asset growth, supported by the relatively favorable economic environment which prevailed through most of 2008.  In this regard, total assets reflecting the pooling merger of Continental and West Bend Savings Bank increased by 5.7% in fiscal 2008 to equal $677.0 million.  Subsequently, the Company’s total assets have diminished at a 6.0% compounded annual rate or by 19.3% in aggregate over the three and one-half years ended June 30, 2012, to equal $546.4 million.  Over the four and one-half year timeframe reflected in Table 1.1, the asset composition in terms of loans and investments has changed modestly as the proportion of loans-to-assets has diminished as the Company limited the origination of commercial loans in the recessionary economic environment.  Moreover, the substantial majority of residential loans originated during this timeframe were longer term fixed rate loans, which the Company typically sells.  At the same time, the reduction in the proportion of loans/assets was mitigated by balance sheet shrinkage funded in part, by a reduction in the balance of investments.

The Company’s assets are funded through a combination of deposits, borrowings and retained earnings.  Deposits have always comprised the majority of funding liabilities and decreased at a modest 1.45% compounded annual rate since fiscal 2007 as the majority of balance sheet shrinkage was the result of the retirement of outstanding borrowed funds.  Importantly, the rate of deposit shrinkage has been relatively modest, notwithstanding the

I.9

Table 1.1

Westbury Bancorp, Inc.

Historical Balance Sheet Data

	At Fiscal Year Ended December 31,										June 30,		Annual
	2007		2008		2009		2010		2011		2012		Growth Rate
	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Pct
	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	($000)	(%)	(%)

Total Amount of:
Total assets	$640,684	100.00%	$676,996	100.00%	$643,508	100.00%	$625,393	100.00%	$578,618	100.00%	$546,436	100.00%	-3.47%
Cash and cash equivalents	20,026	3.13%	25,084	3.71%	26,162	4.07%	50,193	8.03%	21,497	3.72%	45,054	8.25%	19.74%
Investment securities-AFS	73,442	11.46%	107,203	15.84%	61,238	9.52%	70,288	11.24%	99,119	17.13%	63,195	11.56%	-3.28%
Loans receivable, net	490,283	76.52%	484,151	71.51%	489,424	76.06%	436,820	69.85%	396,439	68.51%	382,923	70.08%	-5.34%
Loans held for sale	2,257	0.35%	4,920	0.73%	3,014	0.47%	4,327	0.69%	3,640	0.63%	3,020	0.55%	6.69%
Fixed assets	19,731	3.08%	19,177	2.83%	17,889	2.78%	17,066	2.73%	14,874	2.57%	14,385	2.63%	-6.78%
FHLB stock	3,652	0.57%	3,652	0.54%	3,652	0.57%	3,652	0.58%	3,652	0.63%	3,091	0.57%	-3.64%
BOLI	8,334	1.30%	10,382	1.53%	10,786	1.68%	11,210	1.79%	11,629	2.01%	11,836	2.17%	8.11%
Real estate held for investment	10,343	1.61%	11,834	1.75%	11,431	1.78%	11,204	1.79%	10,810	1.87%	8,526	1.56%	-4.20%
Foreclosed real estate	2,951	0.46%	2,091	0.31%	6,881	1.07%	5,289	0.85%	4,300	0.74%	3,343	0.61%	2.81%
Mortgage servicing rights	1,548	0.24%	2,099	0.31%	2,621	0.41%	2,832	0.45%	2,387	0.41%	2,067	0.38%	6.64%
Deposits	522,550	81.56%	564,093	83.32%	561,079	87.19%	556,325	88.96%	524,277	90.61%	489,235	89.53%	-1.45%
FHLB Advances	55,329	8.64%	47,000	6.94%	19,000	2.95%	7,000	1.12%	0	0.00%	0	0.00%	-100.00%
Notes Payable	3,442	0.54%	5,681	0.84%	3,699	0.57%	3,343	0.53%	3,439	0.59%	1,253	0.23%	-20.11%
Other liabilities	1,645	0.26%	4,578	0.68%	4,174	0.65%	5,502	0.88%	4,788	0.83%	9,215	1.69%	46.65%
Total stockholders’ equity	57,718	9.01%	55,340	8.17%	55,210	8.58%	53,223	8.51%	46,114	7.97%	46,733	8.55%	-4.58%

Loans/Deposits		93.83%		85.83%		87.23%		78.52%		75.62%		78.27%

Banking offices	25		25		22		15		13		13

(1) Ratios are as a percent of ending assets.

Sources: Westbury Bancorp’s prospectus and audited and unaudited financial statements.

I.10

closure or sale of 15 of the Company’s branches since fiscal 2008, to a remaining total of 12 branch offices as of early July 2012.  In this regard, most of the branches were either small and/or supermarket branches and the Company has retained many of the deposit relationships associated with offices that were sold or closed.

Borrowed funds, primarily consisting of FHLB advances, have decreased at a comparatively faster pace and have been the most significant contributor to balance sheet shrinkage on the liability side of the balance sheet.  Specifically, FHLB advances which had a balance of $55.3 million as of December 31, 2007, were fully repaid as of the end of fiscal 2011, and the Company has not employed FHLB advances since that time.

Equity has diminished at a 4.6% compounded annual pace since the end of fiscal 2007 or by 19.0% in aggregate, reflecting the impact of operating losses incurred in three of the four fiscal years since the end of 2007.  Going forward, equity will be increased with the completion of the Conversion.  The post-offering equity growth rate will largely be a function of the Company’s ability to improve asset quality and stem the level of loan loss provisions.  Moreover, the Company’s operating expenses ratio remains relatively high, notwithstanding recent cost cutting, and the Company will be seeking to leverage the existing infrastructure through growth and redeployment of funds into higher yielding loans.

Loans Receivable

The Company’s loan portfolio balance has been diminishing since the end of fiscal 2009, as Westbury has retrenched from portfolio lending as the level of classified assets and NPAs were high.  However, reflecting the Company’s recent emphasis on commercial lending, the balance of multi-family and commercial mortgage loans have remained substantially unchanged since the end of fiscal 2008, while the majority of the loan portfolio shrinkage has been realized in the residential, construction/land and commercial non-mortgage loan portfolios.  Westbury’s loan portfolio composition as of June 30, 2012, underscores the commercial lending emphasis as multi-family and commercial real estate loans, together, totaled $168.3 million, equal to approximately 43.3% of gross loans, while permanent first mortgage loans secured by 1-4 family residential properties totaled $159.0 million, equal to 40.9% of gross loans.

Shrinkage in the residential loan portfolio has resulted, in part, from low interest rates, which has increased demand for loans with maturities in excess of 15 years which the Company typically sells into the secondary market.  Commercial non-mortgage loans have

I.11

diminished from $42.4 million (8.6% of loans) as of the fiscal year end 2007, to $20.5 million (5.3% of loans) as of June 30, 2012, reflecting the impact of low market demand in a recessionary environment and internal factors related to the Company, including the application of more stringent underwriting standards and the internal focus on resolving classified loans versus originating new loans to commercial borrowers.

Cash, Investments and Mortgage-Backed Securities

Westbury’s preference is to deploy the majority of assets into loans while maintaining required liquidity.  The Company anticipates initially reinvesting the net offering proceeds into investments with short-to-intermediate maturities, pending longer-term deployment primarily into loans.

As of June 30, 2012, the Company’s portfolio of cash and cash equivalents totaled $45.1 million, equal to 8.3% of assets.  It is the Company’s current practice to classify all investment securities, including mortgage-backed securities (“MBS”), as available for sale (“AFS”).  As of June 30, 2012, the investment portfolio totaled $63.2 million, equal to 11.6% of total assets (see Exhibit I-3 for the investment portfolio composition).  MBS comprised the largest segment of the investment portfolio, totaling $46.6 million, or 8.5% of assets and 73.7% of investment securities, as of June 30, 2012.  The balance of the investment portfolio was comprised of U.S. Government and agency securities ($1.0 million) and municipal securities ($15.6 million).

No major changes to the composition and practices with respect to the management of the investment portfolio are anticipated over the near term.  The level of cash and investments is anticipated to increase initially following the Conversion.

Bank Owned Life Insurance

As of June 30, 2012, the balance of bank owned life insurance (“BOLI”) totaled $11.8 million, which reflects a modest increase over the last five fiscal years owing to increases in the cash surrender value of the policies.  The balance of the BOLI reflects the value of life insurance contracts on selected members of the Company’s management and has been purchased with the intent to offset various benefit program expenses on a tax advantaged basis.  The increase in the cash surrender value of the BOLI is recognized as an addition to non-interest income on an annual basis.

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Real Estate Held for Investment

As of June 30, 2012, the Company maintained real estate investments with a book value of $8.5 million.  The original investment, totaling $3.3 million, is a non-qualifying investment for regulatory capital purposes.  Westbury is seeking to orderly divest of its real estate investments and the real estate investment balance has diminished from a peak level of $11.8 million in fiscal 2008.

Funding Structure

Retail deposits have generally met the substantial portion of the Company’s funding needs supplemented with a modest amount of borrowed funds from the Federal Home Loan Bank of Chicago, but all of Westbury’s outstanding FHLB advances have been retired, as the need for funds outside of deposits has diminished with the recent asset shrinkage realized by the Company.

The composition has changed modestly, as all the core accounts have increased and time deposits have declined.  Specifically, money market, savings and checking accounts (both interest and non-interest) have been increasing in proportion to total deposits while CDs have been shrinking.  Since the end of fiscal 2009, the proportion of transaction and savings accounts has increased from 68.5% to 76.7%, while conversely, the proportion of CDs to total deposits has diminished from 31.5% to 23.3%.  At the same time, the dollar balance of savings and transaction accounts has remained substantially unchanged since 2009 and the growth measured, in percentage terms, is the result of moderate deposit shrinkage resulting from the runoff of CDs.  With regard to this latter factor, the acquired deposit base of Continental was heavily weighted toward CDs and the majority of the recent branch closures were in the geographic footprint acquired with Continental.

Equity

Stockholder’s equity totaled $46.7 million, equal to 8.55% of assets on a reported basis as of June 30, 2012.  As noted previously, Westbury’s capital base has diminished at a 4.6% compounded annual pace since the end of fiscal 2007, reflecting the impact of recent operating losses which have primarily resulted from deteriorating asset quality resulting in relatively high loan loss provisions and loan chargeoffs.  The offering proceeds will serve to further strengthen the Company’s regulatory capital position and ability to address the weak economy in its markets as well as the recent increase in the level of non-performing assets.

I.13

At June 30, 2012, the Bank’s core capital equaled $39.0 million, or 7.32% of adjusted total assets, which is above the level of 5.00% which is the statutorily defined minimum level to be well-capitalized but below the internally targeted levels of the Bank.  The significant disparity between the Company’s reported GAAP capital balance ($46.7 million) and the Tier 1 capital level is primarily attributable to three elements, including unrealized gains on securities ($1.0 million), disallowed deferred tax assets ($3.7 million), and non-permissible real estate investments ($3.3 million).  Additionally, the Company has approximately $1.3 million of borrowed funds, which have been infused into the Bank as capital.  The Company expects to repay these borrowed funds out of the net conversion offering proceeds.

Income and Expense Trends

Table 1.2 shows the Company’s historical income statements for the past five fiscal years, and for the twelve months ended June 30, 2012.  The Company reported positive earnings in fiscal 2007 ($642,000 or 0.10% of average assets) while operating at near breakeven level in fiscal 2008 and 2009.  Thereafter, the Company’s posted material operating losses from fiscal 2010, to the twelve months ended June 30, 2012.  Specifically, Westbury reported a loss equal to $1.4 million (0.22% of average assets) in fiscal 2010 which increased to $7.6 million (1.25% of average assets) in fiscal 2011.  For the twelve months ended June 30, 2012, Westbury reported a loss equal to $6.4 million, or 1.07% of average assets.  Earnings for the most recent twelve month period reflect improvement relative to the fiscal 2011 loss, as a result of modest earnings reported over the six months ended June 30, 2012, equal to $579,000, or 0.21% of average assets on an annualized basis.

The significant losses reported for the several years through fiscal 2011, were primarily the result of impaired credit quality in the loan portfolio which was evidenced by higher NPAs and which resulted in the establishment of loan loss provisions well above the historical average.  Additionally, the Company recorded significant net non-operating expenses, many of which were related to the deteriorating economic and credit environment.  The trends and characteristics with respect to the Company’s earnings are described more fully below.

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Table 1.2

Westbury Bancorp, Inc.

Historical Income Statements

	As of the Fiscal Year Ended December 31,										12 Months Ended
	2007		2008		2009		2010		2011		June 30, 2012
	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)	Amount	Pct(1)
	$(000)	(%)	$(000)	(%)	$(000)	(%)	$(000)	(%)	$(000)	(%)	$(000)	(%)
Interest Income	$35,370	5.51%	$34,362	5.22%	$30,765	4.66%	$26,868	4.23%	$24,039	3.94%	$22,706	3.81%
Interest Expense	$(19,231)	-3.00%	$(17,161)	-2.60%	$(12,993)	-1.97%	$(8,771)	-1.38%	$(5,737)	-0.94%	$(4,075)	-0.68%
Net Interest Income	$16,139	2.51%	$17,201	2.61%	$17,772	2.69%	$18,097	2.85%	$18,302	3.00%	$18,631	3.13%
Provision for Loan Losses	$(1,222)	-0.19%	$(1,721)	-0.26%	$(2,240)	-0.34%	$(3,057)	-0.48%	$(7,533)	-1.24%	$(7,683)	-1.29%
Net Interest Income after Provisions	$14,917	2.32%	$15,480	2.35%	$15,532	2.35%	$15,040	2.37%	$10,769	1.77%	$10,948	1.84%

Other Operating Income	$5,978	0.93%	$7,141	1.08%	$7,309	1.11%	$6,312	0.99%	$5,870	0.96%	$5,780	0.97%
Net Gain(Loss) on Sale of Loans	$721	0.11%	1,197	0.18%	2,265	0.34%	2,408	0.38%	874	0.14%	$1,672	0.28%
Insurance and Securities Sales Commisions	$1,168	0.18%	1,108	0.17%	1,028	0.16%	867	0.14%	808	0.13%	$880	0.15%
Rental Income from Real Estate Operations	$1,573	0.25%	1,704	0.26%	1,559	0.24%	1,554	0.24%	1,170	0.19%	$1,023	0.17%
Operating Expense	$(24,293)	-3.78%	$(28,716)	-4.36%	$(30,068)	-4.55%	$(29,676)	-4.68%	$(29,805)	-4.89%	$(28,679)	-4.81%
Net Operating Income	$64	0.01%	$(2,086)	-0.32%	$(2,375)	-0.36%	$(3,495)	-0.55%	$(10,314)	-1.69%	$(8,376)	-1.41%

Net Gain(Loss) on Sale of Securities	$—	0.00%	$42	0.01%	$1,207	0.18%	$547	0.09%	$601	0.10%	$584	0.10%
Net Gain(Loss) on Sale of Branches	$—	0.00%	$358	0.05%	$386	0.06%	$(14)	0.00%	$894	0.15%	$1,053	0.18%
Total Non-Operating Income/(Expense)	$—	0.00%	$400	0.06%	$1,593	0.24%	$533	0.08%	$1,495	0.25%	$1,637	0.27%

Net Income Before Tax	$64	0.01%	$(1,686)	-0.26%	$(782)	-0.12%	$(2,962)	-0.47%	$(8,819)	-1.45%	$(6,739)	-1.13%
Income Taxes	$578	0.09%	$1,154	0.18%	$823	0.12%	$1,544	0.24%	$1,199	0.20%	$342	0.06%
Net Income (Loss) Before Extraord. Items	$642	0.10%	$(532)	-0.08%	$41	0.01%	$(1,418)	-0.22%	$(7,620)	-1.25%	$(6,397)	-1.07%

Estimated Core Net Income
Net Income	$642	0.10%	$(532)	-0.08%	$41	0.01%	$(1,418)	-0.22%	$(7,620)	-1.25%	$(6,397)	-1.07%
Addback(Deduct): Non-Recurring (Inc)/Exp	$—	0.00%	$(400)	-0.06%	$(1,593)	-0.24%	$(533)	-0.08%	$(1,495)	-0.25%	$(1,637)	-0.27%
Tax Effect (2)	$—	0.00%	$157	0.02%	$625	0.09%	$209	0.03%	$586	0.10%	$642	0.11%
Estimated Core Net Income	$642	0.10%	$(775)	-0.12%	$(927)	-0.14%	$(1,742)	-0.27%	$(8,529)	-1.40%	$(7,392)	-1.24%

Memo:
Expense Coverage Ratio	66.43%		59.90%		59.11%		60.98%		61.41%		64.96%
Efficiency Ratio	94.97%		101.29%		100.45%		101.50%		110.29%		102.48%
Effective Tax Rate	-903.13%		68.47%		105.27%		52.13%		13.60%		5.07%

(1) Ratios are a Percent of Average Assets.

(2) Applies the Company’s estimated effective tax rate of 39.21%.

Source: Westbury Bancorp, Inc.’s audited financial statements and the conversion prospectus.

I.15

Net Interest Income

Over the period from fiscal 2007 to the twelve months ended June 30, 2012, net interest income has increased modestly in dollar terms, notwithstanding the aforementioned balance sheet shrinkage, as the Company’s spreads have been improving as funding costs have diminished more rapidly than asset yields in response to historically low interest rates which have prevailed over the last several years. In this regard, interest income decreased, reflecting the impact of balance sheet shrinkage and declining asset yields, while interest expense also decreased owing to the same factors, more than offsetting the diminished interest income revenues from a net earnings perspective.

The impact of declining interest rates is more fully evidenced in the detailed financial data shown in Table 1.2, as interest income diminished from $35.4 million (5.51% of average assets) in fiscal 2007, to $22.7 million (3.81% of average assets) for the twelve months ended June 30, 2012.  Over the corresponding timeframe, the annual interest expense diminished by a greater amount, from $19.2 million (3.00% of average assets) to $4.1 million (0.68% of average assets) for the twelve months ended June 30, 2012.  As a result of the foregoing trends with regard to interest income and expense, net interest income has increased from $16.1 million (2.51% of average assets) reported in fiscal 2007, to $18.6 million (3.13% of average assets) reported for the twelve months ended June 30, 2012.

The Company’s improving yield-cost spread was the primary factor leading to the increase in net interest income as Westbury’s spreads increased from 2.80% in fiscal 2009 to 3.46% in fiscal 2011 (see Exhibit I-4).  Moreover, the Company’s spreads have continued to increase in fiscal 2012, as the net interest rate spread equaled 3.61% for the six months ended June 30, 2012.

Several factors may impact the Company’s future spreads and net interest income.  First, the benefit of declining funding costs appears to be diminishing as the overall cost of funds equaled 0.73% for the six months ended June 30, 2012, and the potential for further improvement is limited as deposit costs approach zero.  At the same time, the reduction of NPAs is a key strategy of management over the long term and the ratio of NPAs has recently reflected an improving trend — to the extent non-performing assets can be returned to an earning form, interest income may realize improvement.  Last, the completion of the Conversion will have a dual benefit of providing Westbury with additional interest-free funds to reinvest while over the longer term, the Company has indicated the intent to use the additional capital to

I.16

support balance sheet growth including expansion of interest-earning assets at a positive spread.

Loan Loss Provisions

Provisions for loan losses have typically been limited, reflecting the Company’s relatively strong asset quality historically and the secured nature of the loan portfolio.  The majority of the loan portfolio is secured by real estate collateral in the Company’s market area.  However, since fiscal 2008, the Company has increased the level of loan loss provisions in response to deteriorating asset quality and significant loan chargeoffs.  Specifically, loan loss provisions reported by the Company increased from $1.7 million or 0.26% of average assets in fiscal 2008, to a peak level of $7.7 million or 1.29% of average assets for the twelve months ended June 30, 2012.

At June 30, 2012, the Company maintained valuation allowances of $6.2 million, equal to 1.59% of total loans and 32.7% of non-performing loans (includes nonaccrual loans and performing TDRs).  Exhibit I-5 sets forth the Company’s loan loss allowance activity during the review period.  Going forward, the Company will continue to evaluate the adequacy of the level of general valuation allowances (“GVAs”) on a regular basis and establish additional loan loss provisions in accordance with the Company’s asset classification and loss reserve policies.

Non-Interest Income

Non-interest operating income is a relatively significant contributor to the Company’s total revenues and aggregate non-interest operating revenues (fee income, gains on the sale of loans, insurance and securities sales commissions and rental income) reflected growth from $9.4 million in aggregate in fiscal 2007 to $12.2 million in fiscal 2009.  Total non-interest operating income has subsequently diminished and equaled $9.4 million or 1.57% of average assets for the twelve months ended June 30, 2012.

The Company’s non-interest income as a percent of assets is relatively high in comparison to industry averages owing to several factors.  First, the nature of the Company’s deposit base including the large proportion of checking accounts has supported the level of fee income generated by Westbury.  In this regard, in fiscal 2011, deposit fee income totaled $4.7 million, equal to 53.4% of total non-interest operating income.  Other significant components of non-interest income include rental income from the Company’s real estate operations as well as

I.17

commission income on insurance and securities and returns on the investment in BOLI, and from other financial services including debit card interchange income and safe deposit box rentals.

Importantly, while the Company generates a high level of non-interest income, Westbury incurs relatively high expenses diminishing the resulting benefit to net earnings.  In this regard, the benefit of the Company’s high deposit fee income is partially offset by the cost of servicing the high balance of checking accounts including the expense of operating 12 full service branches.  Similarly, while Westbury’s total non-interest revenues have benefited from insurance and securities sales commissions as well as rental income on real estate operations, there have been significant offsetting costs, including commission expenses and real estate operations costs.

Gains on the Sale of Loans

Gains on the sale of loans have been a fluctuating contributor to the Company’s earnings with the level of income generated primarily based on loan volumes and competitive market conditions.  It has been the Company’s practice to sell substantially all fixed rate residential loans with maturities in excess of 15 years into the secondary market.  From fiscal 2008 to fiscal 2010, gains on the sale of loans increased from $1.2 million to $2.4 million, while totaling only $874,000 in fiscal 2011.  For the twelve months ended June 30, 2012, gains on sale totaled $1.7 million, equal to 0.28% of average assets.  Important from a valuation perspective, while we have considered gains on sale to be a recurring revenue source for valuation purposes, they can be a relatively volatile source of revenues dependent upon various factors including loan demand, market interest rates, and competitive factors among other considerations.

Operating Expenses

The Company’s operating expenses have fluctuated in a relatively narrow range from fiscal 2008 through the twelve months ended June 30, 2012.  Over this time period, the Company has undertaken several cost cutting initiatives including the reduction of the number of branch offices from a total of 25 in 2008 to 12 as of early July 2012 and reducing the total number of employees from 235 to 156 full-time equivalent employees at present.  Offsetting the benefit of the branch closures and reduction in the total number of employees, the Company’s recent expenses have been impacted by the cost of branch closures (i.e., chargeoff of fixed

I.18

assets), as well as the cost of upgrading various aspects of Westbury’s operations to meet regulatory requirements.  Additionally, real estate operations expenses primarily related to the resolution of other real estate owned (“OREO”) properties have represented a significant cost in recent periods ($3.7 million in fiscal 2010 and $5.2 million in fiscal 2011).

Importantly, while operating expenses have fluctuated in a relatively narrow range, from $30.1 million in fiscal 2009 to $28.7 million for the twelve months ended June 30, 2012, the modest increase in expenses coupled with the impact of a shrinking asset base has resulted in an increasing operating expense ratio.  Specifically, the Company’s operating expense ratio as a percent of average assets increased from 3.78% of average assets in fiscal 2007 to 4.81% of average assets for the twelve months ended June 30, 2012.

Operating expenses are expected to increase on a post-offering basis as a result of the expense of the stock-related benefit plans.  At the same time, expenses are expected to diminish relative to historical levels as the Company fully realizes cost savings from recent branch closures and sales into trailing twelve month earnings.  In this regard, operating expenses for the six months ended June 30, 2012, equaled $24.4 million on an annualized basis versus $28.7 million on a trailing twelve month basis.

Non-Operating Income/Expense

Net non-operating gains have partially mitigated the Company’s recent operating losses over the past five and one-half fiscal years and have typically had a fairly modest impact on the Company’s earnings, consisting of gains on the sale of investment of securities and gains on the sale of branches.  For the twelve months ended June 30, 2012, non-operating gains amounted to $1.6 million, or 0.27% of average assets.  In general, the gains and losses recorded by the Company are not viewed as part of the Company’s core or recurring earnings.

Taxes

The Company has been in a fully taxable position for most of its operating history.   In fiscal 2011, Westbury reported a tax benefit of $1.2 million on operating losses equal to $8.8 million — the Company could not realize the full tax benefit of the losses for financial reporting purposes as a result of the establishment of a valuation reserve on deferred tax assets of $2.4 million at the end of fiscal 2011.  Likewise, the Company recorded a modest tax benefit of $342,000 on a net pre-tax loss of $6.7 million for the twelve months ended June 30, 2012.

I.19

As of June 30, 2012, the Company’s deferred tax asset totaled $6.6 million and there was a valuation allowance equal to $2.3 million against this asset resulting in a net deferred tax asset equal to $4.3 million.  For regulatory capital purposes, the net deferred tax asset balance is excluded from Tier 1 capital.  As of June 30, 2012, the Company has net operating loss carryforwards (“NOLs”) to offset $11.7 million for federal purposes and $12.9 million for state income tax purposes.  Accordingly, to the extent Westbury reports earnings in the future, the substantial NOLs will be available to offset future taxable income and earnings could potentially result in the reversal of the valuation allowance on the deferred tax asset balance, positively impacting capital.  At the same time, as described in the conversion prospectus, the full benefit of the NOLs and realization of the deferred tax asset benefit may be dependent upon participation of depositors in the conversion and the post-conversion ownership structure of the Company, both immediately following the Conversion and subsequently in the future.

Interest Rate Risk Management

The primary aspects of the Company’s interest rate risk management include:

•                  Emphasizing the origination of adjustable rate residential mortgage loans or hybrid ARMS with repricing frequencies of up to five years when market conditions permit (limited in the recent rate environment);

•                  Selling the majority of longer term (maturities greater than 15 years) of the Company’s residential mortgage originations;

•                  Utilizing a short-to-intermediate term investment portfolio which more closely matches the duration of funding liabilities;

•                  Maintaining a large base of savings and transaction accounts which have relatively low interest costs and generate non-interest fee income;

•                  Maintaining stable depositor relationships by providing quality service and multiple delivery channels so as to diminish the need to price funds on a highly competitive basis;

•                  Maintaining an acceptable level of capital which provides a favorable level of interest-earning assets relative to interest-bearing liabilities; and,

•                  Limiting investment in fixed assets and other non-earning assets and seeking to resolve existing non-performing assets as quickly as possible.

The rate shock analysis as of June 30, 2012 (see Exhibit I-6) reflects that in the event of a further decline in interest rates from the current low levels, Westbury’s economic value of

I.20

equity (“EVE”) would diminish.  Conversely, rising interest rates are estimated to have a modestly favorable impact on Westbury’s EVE.  A 100 basis point and 200 basis point increase in interest rates increase EVE by $3.7 million and $6.4 million, respectively.  Importantly, while the data suggest that rising interest rates would favorably impact Westbury’s EVE, there are numerous limitations inherent in such analyses, such as the credit risk of the Company’s adjustable rate loans in a rising interest rate environment.

Lending Activities and Strategy

Over the last five fiscal years, the Company has been primarily emphasizing real estate lending, including 1-4 family residential mortgage loans with a significant proportion of residential mortgage loans sold into the secondary market, as well as commercial and multi-family mortgage loans.  The majority of the Company’s 1-4 family residential mortgage loans consist of loans that are conforming to agency standards, and the non-conforming residential loans are conforming, except for the loan amount (i.e., jumbo loans).  To a lesser extent, the Company extends consumer loans.  Details regarding the Company’s loan portfolio composition are included in Exhibits I-7 and I-8.

Residential Lending

As of June 30, 2012, residential mortgage loans approximated $159.0 million, or 40.9% of total loans.  Westbury originates both fixed rate and adjustable rate 1-4 family mortgage loans.  The Company’s general philosophy is to seek to originate adjustable rate loans and/or shorter-term fixed rate mortgage loans for portfolio (generally with maturities of 15 years or less) when competitive and market conditions permit.  The Company also originates longer term fixed rate loans and typically with maturities in excess of 15 years.

Adjustable-rate loans are tied to a variety of indices including rates based on U. S. Treasury securities.  The majority of adjustable-rate loans carry an initial fixed rate of interest for either the first one, three, five or seven years which then convert to an interest rate that is adjusted based upon the applicable index and in accordance with the note.  As of June 30, 2012, Westbury’s adjustable residential mortgage loans equaled $123.1 million, or approximately 77% of total residential loans in the portfolio.  Westbury does not currently originate or purchase interest only one-to four-family residential mortgage loans.

Westbury originates one-to-four family loans up to a loan-to-value (“LTV”) ratio of 95%, with private mortgage insurance (“PMI”) being required for loans in excess of an 80% LTV

I.21

ratio.  The majority of the 1-4 family mortgage loans which have been originated or purchased by the Company are secured by residences in the Company’s markets in Wisconsin.

As a complement to 1-4 family permanent mortgage lending, the Company also has offered home equity loans including fixed rate amortizing term loans and variable rate lines of credit tied to the Prime rate.  Home equity loans are primarily adjustable with repricing characteristics similar to portfolio ARM loans, but with a shorter amortization period and higher interest yield.  As of June 30, 2012, home equity loans totaled $19.6 million, equal to 5.0% of total loans.

Commercial Mortgage and Multi-Family Mortgage Lending

Commercial real estate loans totaled $128.0 million, equal to 32.9% of total loans, while multi-family mortgage loans totaled $40.3 million, equal to 10.4% of total loans.  Commercial real estate and multi-family loans originated by Westbury are extended up to a LTV ratio between 75% to 80% and debt service coverage ratios of 1.2x or more.  Fixed rate loans generally have amortization periods ranging up to 20 years, with a balloon maturity after a three to five year period at which time the borrower frequently renegotiates the loan terms with the Company.  Adjustable rate loans will have amortization terms of up to 20 years with rate adjustment frequencies typically ranging from three to five years.

Westbury’s commercial real estate loans are typically secured by retail, industrial, warehouse, service, medical or other commercial properties, and the Company’s multi-family loans are typically secured by apartment buildings.  The schedule on the following page indicates that the majority of the multi-family and commercial loan portfolio is to real estate investors, but that the smaller balance of owner-occupied loans are originated to businesses in a wide variety of industries and businesses as of June 30, 2012.

I.22

Industry Type	Number of Loans	Balance
		($000)

Non-owner occupied real estate:
Commercial real estate development and rental	142	$93,598
Multi-family	84	40,275
Owner-occupied real estate:
Retail trade	26	8,179
Manufacturing	18	5,313
Other services	19	5,021
Accommodation and food	23	4,229
Health care and social	9	3,062
Construction	10	2,301
Transportation and warehousing	4	2,212
Other miscellaneous	16	4,118
Total	351	$163,308

The typical commercial or multi-family loans that the Company seeks to originate or purchase has a principal balance in the range of $500,000 to $2.0 million, but may be larger, particularly if the loan is well-collateralized or extended to a very credit-worthy borrower.  The Company has limited the origination of commercial and multi-family mortgage loans in recent periods as it seeks to minimize its risk exposure and focuses on reducing NPAs.

Construction and Land Loans

Construction loans comprised the balance of the Company’s mortgage loan portfolio, amounting to $14.5 million (3.7% of total loans) at June 30, 2012.  The Company’s construction loan balance has diminished from a peak level of $59.6 million at the end of fiscal 2007, as new construction has been limited in Westbury’s market.  The majority of the Company’s construction loans are for either commercial construction or mostly residential land loans ($13.7 million) while residential construction loans totaled only $799,000 as of June 30, 2012.

Non-Mortgage Loans

Westbury originates non-mortgage loans, including consumer loans, which in the aggregate, totaled $7.3 million as of June 30, 2012 (1.9% of total loans), which excludes mortgage-based home equity loans which totaled $19.6 million.  The Company’s consumer loans are typically secured by deposits, automobiles, boats, motorcycles or recreational

I.23

vehicles, and loans of up to $3,000 may be unsecured.  Education loans are all insured by Sallie Mae.

Loan Originations, Purchases and Sales

Exhibit I-9 provides a summary of the Company’s lending activities over the past three and one-half fiscal years.  Total loans originated decreased from $260.3 million in fiscal year 2009 to $146.1 million in fiscal year 2011, and totaled $93.3 million for the six months ended June 30, 2012.  The loan origination data indicates that 1-4 family mortgage loans comprised the largest portion of the Company’s overall loan volumes.  In this regard, the origination of 1-4 family loans accounted for approximately 83% of total loans originated since the beginning of fiscal 2009, reflecting the impact of Westbury’s secondary market operations, coupled with an interest rate environment which has led to consumer demand for longer term fixed rate mortgage loans, which the Company does not retain for portfolio investment.

Commercial and multi-family mortgage loan origination volume declined from $48.3 million in fiscal 2009, to $22.6 million in fiscal 2011 and $22.7 million on an annualized basis for the first six months of fiscal 2012, with the weak economy being a factor in the reduction.  Additionally, over the last several years, the Company has retrenched from originating new loans as the lending staff and management was actively focused on improving Westbury’s credit quality.

Asset Quality

The Company’s asset quality has historically been strong and the level of NPAs has been modest, generally well below a level of 1% of assets.  However, Westbury has recently realized an increase in the level of NPAs, primarily related to the recessionary economic environment.  Specifically, the Company’s non-performing assets increased from fiscal 2007 to the end of fiscal 2009 as a result of growing unemployment in its markets and the slack economy which has depressed the collateral value of many of the Company’s security properties.

While substantially all financial institutions in the Company’s markets have experienced increases in NPAs since 2008, a relatively high proportion of the Company’s asset quality problems were originated by Continental.  Management attributes this to both the relatively depressed real estate environment in the markets served by Continental (i.e., Milwaukee and

I.24

nearby suburban areas) and Continental’s loan underwriting policies and procedures, particularly on loans secured by commercial and income producing properties.

As reflected in Exhibit I-10, the total NPA balance (i.e., loans 90 days or more past due and OREO) as of June 30, 2012, was $17.6 million, equal to 3.22% of assets, consisting primarily of non-accruing loans and a small balance of other real estate owned.  In contrast, the ratio of NPAs/Assets was below 1% as recently as the end of fiscal 2007.  In addition, the Company has a significant balance of restructured loans, such that the ratio of NPAs and 90+ day accruing delinquent loans/Assets (ratio includes performing TDRs) totaled $22.7 million, equal to 4.16% of assets.  The ratio of allowances to total loans equaled 1.59%, while reserve coverage in relation to NPAs and 90+ day accruing delinquent loans (excluding performing TDRs) equaled 35.25% (see Exhibit I-5) and reserve coverage in relation to NPAs and 90+ days accruing delinquent loans (including performing TDRs) equaled 27.27%.

The Company has taken several steps to address the deterioration in asset quality which is largely the result of: (1) erosion of real estate values which has impacted the collateral value of the Company’s loans; and (2) the recession, which has resulted in job losses and lower personal income levels, both of which have adversely impacted borrower’s ability to repay their loans with the Company.  Management has instituted a proactive strategy to aggressively reduce non-performing assets through accelerated charge-offs, loan work out programs, and the employment of enhanced collection practices.  Additionally, the Company believes it has enhanced its internal risk management processes.  In this regard, Westbury has bolstered staffing in the servicing and collections area to in an effort to quickly identify potential loan delinquencies as they occur and to develop resolutions strategies with respect to problem borrowers.  Other steps taken by the Company to improve asset quality have been to tighten underwriting and limit high risk-weight lending in the current environment until real estate prices appear to have stabilized and the economy shows signs of firming.

Funding Composition and Strategy

Deposits have consistently served as the Company’s primary funding source.  Exhibit I-11 sets forth the Company’s deposit composition for the past three and one-quarter fiscal years and Exhibit I-12 provides the interest rate and maturity composition of the CD portfolio at June 30, 2012.  The Company’s prior efforts in increasing the balances of checking and transaction accounts are apparent.  As of June 30, 2012, the balance of the Company’s savings and

I.25

transaction accounts was $375.3 million or 76.7% of total deposits.  Comparatively, the balance of savings and transaction accounts was $384.3 million or 68.5% of total deposits for fiscal year 2009.  Thus, shrinkage in the balance of deposits was primarily realized in CDs reflecting the stated objectives of management.  CD runoff was facilitated by the closure of many of Continental’s former offices which had a large proportion of the Company’s CDs.

As noted above, CDs represent a shrinking portion of the deposit base, having diminished from $176.8 million (31.5% of deposits) as of December 31, 2009, to $113.9 million (23.3% of deposits) as of June 30, 2012.  As of June 30, 2012, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $28.9 million or 25.4% of total CDs as of June 30, 2012.

Borrowings serve as an alternative funding source for the Company to facilitate management of funding costs and interest rate risk.  However, the balance of Westbury’s outstanding borrowed funds has been diminishing in recent periods as the Company has retrenched from lending.  As a result, the Company has retired its outstanding FHLB advances and the only remaining borrowed funds consist of notes payable issued by the Company, totaling $1.254 million which will be retired concurrent with the completion of the Conversion.  Exhibit I-13 provides further detail of the Company’s borrowings activities during the past three and one-half fiscal years.

Legal Proceedings

The Company is not currently party to any pending legal proceedings that the Company’s management believes would have a material adverse effect on the Company’s financial condition, results of operations, or cash flows.

I.26

RP® Financial, LC.	MARKET AREA ANALYSIS

II.  MARKET AREA ANALYSIS

Introduction

Founded in 1926, Westbury is headquartered in West Bend, Wisconsin and serves southeastern Wisconsin through a total of 12 full service branch offices and two home loan centers.  The main office and nine branch offices are located in Washington County, while the Company operates a single branch office in both Milwaukee and Waukesha Counties.  The current retail branch banking footprint reflects the combination of West Bend Savings Bank and Continental Savings Bank which merged on December 31, 2008.  The Merger expanded the Company’s branch network in the Greater Milwaukee area, within Waukesha and Milwaukee Counties with the addition of seven branches.  Since then, Westbury has largely retrenched from Continental’s markets having closed all but two of Continental’s former branch offices.  Moreover, the Company has sold or closed more than half of its branch offices since 2008, including 10 stand-alone full service branches and five supermarket branches, reducing the total branch count from 27 to a total of 12, following the closing of the Hales Corner office in July 2012.  A map showing the Company’s office coverage is set forth below and details regarding the Company’s offices and recent trends with respect to market interest rate levels are set forth in Exhibit II-1 and II-2, respectively.

II.1

The primary market area, including Milwaukee, Waukesha, and Washington Counties, is part of the Greater Milwaukee metropolitan area which also includes Ozaukee County, where Westbury currently does not have a branch.  The regional economy has a strong manufacturing history that remains one of the largest employment sectors of the area’s economy, while services and wholesale/retail trade, as well as the government sector play a prominent role.  The regional banking environment is highly competitive and includes a wide range of thrifts, commercial banks, credit unions, and other financial services companies, some of which have a national presence.

Washington County, home to approximately 75% of Westbury’s deposits and 10 of the 12 branches, is within the Milwaukee metropolitan area, but may be characterized as an outer suburban to rural market.  In contrast to many similar areas across the United States, Washington County has been experiencing moderate population growth due to its relatively easy access to the Milwaukee area, lower land prices, and the perceived quality of life.  Milwaukee and Waukesha Counties, where the Company operates two branches, are more densely populated urban markets with limited growth characteristics.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Company, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions.  These factors have been examined to help determine the growth potential that exists for the Company and the relative economic health of Westbury’s market area.

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole.  The national economy experienced a severe downturn during 2008 and 2009, as the fallout of the financial crisis caused the broader economy to falter, with most significant indicators of economic activity declining by substantial amounts.  The economic recession was the deepest since the great depression of the 1930s.  Approximately 8 million jobs were lost as consumers cut back on spending, leading to weak performance in most economic sectors.  Total personal wealth declined notably with real estate being particularly impacted, as evidenced by a drop in real estate values within many regions.  As measured by the nation’s gross domestic product (“GDP”), the recession officially ended in the fourth quarter of 2009,

II.2

after the national GDP expanded for two consecutive quarters (1.7% annualized growth in the third quarter of 2009 and 3.8% annualized growth in fourth quarter of 2009).  The economic expansion has continued since that date, with GDP growth of 3.0% for calendar year 2010, 1.7% for calendar year 2011 and 2.2% for the first calendar quarter of 2012.  Notably, a large portion of GDP growth during 2009 through 2011 was generated through federal stimulus programs, bringing into question the sustainability of the recovery without government support.  Moreover, the rate of expansion was insufficient to make significant progress in reducing the stubbornly high unemployment rate.

The economic recession caused the inflation rate to diminish during 2009.  Inflation averaged 3.85% for all of 2008, while nominal deflation was reported in 2009.  There was a decline in prices during eight of the 12 months during 2009.  Reflecting a measure of recovery of the economy, the national annualized inflation rate was 1.64% for 2010 and a somewhat higher 3.16% for 2011.  For the first seven months of 2012, the national inflation rate averaged an annual rate of 2.22%.  The national unemployment rate recorded a recovery over the past 12 months.  The reduction in employment during the recession led to fears of a prolonged period of economic stagnation, as consumers were unwilling or unable to increase spending.  Indicating a level of improvement, the national unemployment rate equaled 8.3% as of July 2012, a decline from 9.4% as of December 2010 and a decline from 8.5% as of December 2011, but still high compared to recent historical levels.  There remains significant uncertainty about the near term future, particularly in terms of the speed at which the economy will recover, the impact of the housing crisis on longer term economic growth, and the near-term future performance of the real estate industry, including both residential and commercial real estate prices, all of which have the potential to impact future economic growth.  The current and projected size of government spending and deficits also has the ability to impact the longer-term economic performance of the country.

The major stock exchange indices have reflected little improvement over the last 12 months, and there has been significant period-to-period volatility.  As an indication of the changes in the nation’s stock markets over the last 12 months, as of August 17, 2012, the Dow Jones Industrial Average closed at 13,275.20, an increase of 16.35% from August 17, 2011, while the NASDAQ Composite Index stood at 3,076.59, an increase of 22.50% over the same time period.  The Standard & Poors 500 Index totaled 1,418.16 as of August 17, 2012, an increase of 18.79% from August 17, 2011.

II.3

Regarding factors that most directly impact the banking and financial services industries, in the past year the number of housing foreclosures have reached historical highs, median home values remained well below historical highs in many areas of the country, and the housing construction industry has been severely limited.  These factors have led to substantial losses at many financial institutions, and subsequent financial institution failures.  Despite efforts by the federal and state governments to limit the impact of the housing crisis, there remain concerns about a “double-dip” housing recession, whereby another wave of foreclosures occurs.

Based on the consensus outlook of 54 economists surveyed by The Wall Street Journal in April 2012, economic growth is expected to improve from an annualized growth rate of 1.6% in 2011 to 3.0% in 2014.  Most of the economists expect that the unemployment rate will decrease from 2012 through 2014, but the pace of job growth will only serve to bring the unemployment rate down slowly.  On average, the economists expect that the unemployment rate will be 6.8% by the end of 2014, with the economy adding around 2.3 million jobs from March 2012 to March 2013.  On average, the economists did not expect the Federal Reserve to begin raising its target rate until the middle of 2013 and the yield on the 10-year Treasury would increase to 3.81% by the end of 2014.  Inflation pressures were forecasted to remain in the range of 2.3% to 2.6% through the end of 2014, and that the price of oil was expected to settle around $100 a barrel.  The economists also forecasted home prices would increase by a modest 0.6% in 2012, as measured by the Federal Housing Finance Agency index.  Housing starts were forecasted to increase modestly in 2012, but remain at historically depressed levels.

The 2012 housing forecast from the Mortgage Bankers Association (the “MBA”) was for existing home sales to increase by approximately 6.3% from 2011 levels and new home sales were expected to increase by 11.8% in 2012 from were relatively depressed levels in 2011.  The MBA forecast showed decreases in the median sale price for new and existing homes in 2012.  Total mortgage production is forecasted to be down in 2012 to $1.1 trillion compared to $1.3 trillion in 2011.  The reduction in 2012 originations is largely due to a 34% reduction in refinancing volume, with refinancing volume forecasted to total $566 billion in 2012.  Comparatively, house purchase mortgage originations are predicted to increase by 3.9% in 2012, with purchase lending forecasted to total $483 billion in 2012.

Interest Rate Environment

Reflecting a strengthening economy which could lead to inflation, the Fed increased interest rates a total of 17 times from 2004 to 2006, with the Federal Funds rate and discount

II.4

rate peaking at 5.25% and 6.25% in 2006.  The Fed then held these two interest rates steady until mid-2007, at which time the downturn in the economy was evident, and the Fed began reacting to the increasingly negative economic news.  Beginning in August 2007 and through December 2008, the Fed decreased market interest rates a total of 12 times in an effort to stimulate the economy.

As of January 2009, the Discount Rate had been lowered to 0.50%, and the Federal Funds rate target was 0.00% to 0.25%.  This low interest rate environment has been maintained through the appraisal date, as part of a strategy to stimulate the economy by keeping both personal and business borrowing costs as low as possible.  The strategy has achieved its goals, as key borrowing cost indices for residential housing and the Prime Rate are at their historical lows.  As of August 17, 2012, one- and ten-year U.S. government bonds were yielding 0.20% and 1.81%, respectively, compared to 0.12% and 2.17%, respectively, as of August 17, 2011.  Data on historical interest rate trends is presented in Exhibit II-2.

Market Area Demographics

Demographic and economic growth trends, measured by changes in population, number of households, and median household income, provide key insights into the characteristics of the Company’s market area.  Trends in these key measures are summarized by the data presented in Table 2.1 from 2010 to 2011 and projected through 2016.  Data for the nation as well as for Wisconsin and the Milwaukee MSA are included for comparative purposes.

The market area consists of suburban communities within the Milwaukee metropolitan area and as of 2011, the respective populations of the Company’s market area counties ranged from a high of 949,000 in Milwaukee County to a low of 133,000 in Washington County, while Waukesha County reported a population of 391,000, together totaling 1.2 million.  The population of the Milwaukee MSA totaled 1.6 million.  During 2011, Milwaukee and Waukesha Counties reported a modest annual growth rate of 0.2%, which equaled the rate exhibited by the Milwaukee MSA.  By comparison, Washington County reported a comparably higher population growth rate equal to 0.6%, which exceeded the state average and approximated the national average.

II.5

Table 2.1

Westbury Bancorp, Inc.

Summary Demographic/Economic Information

				Growth	Growth
	Year			Rate	Rate
	2010	2011	2016	2010-2011	2011-2016
				(%)	(%)
Population(000)
United States	308,746	310,704	321,315	0.6%	0.7%
Wisconsin	5,687	5,709	5,839	0.4%	0.4%
Milwaukee MSA	1,556	1,560	1,581	0.2%	0.3%
Milwaukee County	948	949	955	0.2%	0.1%
Washington County	132	133	138	0.6%	0.8%
Waukesha County	390	391	400	0.2%	0.5%

Households(000)
United States	116,716	117,458	121,713	0.6%	0.7%
Wisconsin	2,280	2,289	2,359	0.4%	0.6%
Milwaukee MSA	622	624	636	0.2%	0.4%
Milwaukee County	384	384	387	0.2%	0.2%
Washington County	52	52	55	0.6%	1.1%
Waukesha County	153	153	158	0.2%	0.7%

Median Household Income($)
United States	NA	$50,227	$57,536	NA	2.8%
Wisconsin	NA	50,026	57,861	NA	3.0%
Milwaukee MSA	NA	51,278	61,722	NA	3.8%
Milwaukee County	NA	40,812	50,325	NA	4.3%
Washington County	NA	63,641	76,887	NA	3.9%
Waukesha County	NA	73,444	83,746	NA	2.7%

Per Capita Income($)
United States	NA	$26,391	$30,027	NA	2.6%
Wisconsin	NA	25,532	29,387	NA	2.9%
Milwaukee MSA	NA	27,151	31,699	NA	3.1%
Milwaukee County	NA	22,856	26,570	NA	3.1%
Washington County	NA	30,125	34,811	NA	2.9%
Waukesha County	NA	34,680	40,471	NA	3.1%

		$25,001-	$50,001
	<$25,000	$50,000	$100,000	>$100,000+
2011 HH Income Dist.(%)
United States	24.7%	25.1%	30.4%	19.9%
Wisconsin	23.5%	26.5%	33.8%	16.2%
Milwaukee MSA	24.0%	24.6%	31.6%	19.8%
Milwaukee County	30.5%	28.0%	28.3%	13.2%
Washington County	15.0%	20.7%	40.0%	24.4%
Waukesha County	13.1%	18.4%	36.4%	32.1%

	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55+ Yrs.
2011 Age Distribution (%)
United States	19.7%	27.5%	27.7%	25.2%
Wisconsin	19.3%	26.5%	27.9%	26.3%
Milwaukee MSA	20.2%	27.5%	27.7%	24.7%
Milwaukee County	20.6%	31.1%	25.8%	22.5%
Washington County	20.1%	22.1%	31.1%	26.6%
Waukesha County	19.3%	21.8%	30.6%	28.3%

Source: SNL Financial, LC.

II.6

Growth in households generally mirrored the population growth rates from 2010 to 2011, and is projected to grow at a faster pace over the next five years for the Company’s market area counties, as well as the MSA.  Specifically, the number of households in Milwaukee, Washington, and Waukesha Counties are projected to increase at a 0.2%, 1.1%, and 0.7% annual rate, respectively.

Income characteristics for the Company’s markets are also reflected in the data set forth in Table 2.1.  Income levels in the market area tend to reflect the nature of the markets served, with the Milwaukee MSA displaying a higher median household income level on average of $51,278, as compared to the state and national aggregates of $50,026 and $50,227, respectively.  Similarly, the average per capita income for the Company’s markets is also above the state and national averages.  Waukesha County residents generally had the highest income levels in the Company’s markets while Milwaukee County residents had the lowest income levels.  Over the next five years, data provided by SNL Financial indicates that median household and per capita income levels in the Company’s market area has been projected to grow at rates that approximate or are slightly above the state and national aggregates.  Income levels in the market area tend to reflect the nature of the markets served, with the highest income levels prevailing in the faster growing suburban markets where high income white collar workers are concentrated.

Regional Economy

The market area economy is based on a variety of sectors (see Table 2.2) including a large manufacturing sector and a high proportion of service industries such as law, health, advertising, banking, and insurance.  While historically known as a manufacturing center, the service, technology, and health care sectors in the Company’s markets have experienced the most rapid growth in recent years.

Similar to national trends, services and wholesale/retail trade industries represent the largest employment sectors in the state of Wisconsin and the Milwaukee MSA.  Services and wholesale/retail trade jobs accounted for over 50% of the jobs in Wisconsin and the Milwaukee MSA in 2010, as shown in the table on the following page.  Additionally, the Milwaukee area has long been one of the nation’s premier manufacturing centers.  Overall, manufacturing accounts for 13.0% and 12.1% of the Wisconsin and Milwaukee MSA labor force.  The region is especially noted for engine and equipment manufacturing, automation and advanced manufacturing, and medical technology.  A variety of high technology industries also maintain a

II.7

manufacturing presence in the Milwaukee MSA, producing durable goods such as computers, industrial robots and avionics.  The Milwaukee MSA is also headquarters to a number of Fortune 1000 industrial companies, including Briggs & Stratton, Harley-Davidson, Johnson Controls, and Rockwell Automation Corporation.

Table 2.2

Westbury Bancorp, Inc.

Primary Market Area Employment Sectors

(Percent of Labor Force)

		Milwaukee
Employment Sector	Wisconsin	MSA
	(% of Total Employment)

Services	38.3%	45.0%
Wholesale/Retail Trade	14.3%	13.7%
Manufacturing	13.0%	12.1%
Government	12.7%	9.9%
Finance/Insurance/Real Estate	8.9%	9.9%
Transportation/Utility	3.6%	3.1%
Construction	4.6%	3.8%
Information	1.6%	1.9%
Agriculture	2.7%	0.3%
Other	0.6%	0.4%
Total	100.0%	100.0%

Source: US Bureau of Economic Analysis, 2010.

The Milwaukee region’s top employers come from a wide range of industries as shown in Table 2.3, on the following page, including health care, technology, banking, and insurance.  Notably, six of the top 25 employers are within the health care industry, which has been the fastest growing employment sector over the last ten years in the Milwaukee MSA.  Aurora Health Care is the largest employer and operates nine acute-care hospitals in the region and the Children’s Hospital is ranked the third best children’s hospital in the nation and is internationally recognized for its cardiac, neurology, and bone marrow programs.

II.8

Table 2.3

Westbury Bancorp, Inc.

Major Employers in the Metro Milwaukee Area

Company	Business Description	County	Employment
Aurora Health Care	Health care system	Milwaukee	21,100
Wheaton Franciscan Healthcare	Health care system	Milwaukee	12,000
Froedtert & Community Health	Health care services	Milwaukee	8,600
Kohl’s Corp.	Department stores	Waukesha	7,700
Roundy’s	Food distributor & retailer	Milwaukee	6,800
GE Healthcare Technologies	Medical imaging & information systems	Waukesha	6,000
Quad/Graphics Inc.	Commercial printer	Waukesha	5,600
Columbia-St. Mary’s	Health care system	Milwaukee	5,400
Medical College of Wisconsin	Medical school	Milwaukee	5,200
ProHealth Care Inc.	Health care system	Waukesha	5,000
Northwestern Mutual	Life insurance & investment services	Milwaukee	5,000
Wisconsin Energy Corp.	Electric & natural gas utility	Milwaukee	4,700
Marshall & Ilsley Corp.	Bank holding company	Milwaukee	4,500
Children’s Hospital & Health System	Pediatric health care services	Milwaukee	4,400
Rockwell Automation	Industrial automation products & systems	Milwaukee	4,300
AT&T Wisconsin	Telecommunication services	Milwaukee	3,700
Wells Fargo	Bank holding company	Milwaukee	3,500
US Bank	Bank holding company	Milwaukee	3,300
FIS	Financial data & processing services	Milwaukee	3,100
Harley-Davidson Inc.	Motorcycles & accessories	Milwaukee	2,800
Johnson Controls	Control systems, batteries & auto interiors	Milwaukee	2,800
Marquette University	University	Milwaukee	2,800
Potawatomi Bingo Casino	Casino	Milwaukee	2,500
Bon-Ton Department Stores	Department stores	Milwaukee	2,500
Briggs & Stratton Corp.	Small gasoline engines	Milwaukee	3,000

Source: 2012 MMAC Business Resource Guide, & The Business Journal, December 9, 2011

Unemployment Trends

Comparative unemployment rates for Milwaukee, Washington, and Waukesha Counties, as well as for the U.S., Wisconsin, and the Milwaukee MSA are shown in Table 2.4.  As of June 2012, unemployment rates for the market area counties ranged from a low of 6.8% in Waukesha County to a high of 9.4% in Milwaukee County versus comparable Wisconsin and U.S. unemployment rates of 7.0% and 8.2%, respectively.   The June 2012 unemployment rate for the Milwaukee MSA was 8.3%, which was above the state and national aggregates.

The June 2012 unemployment rates for the market area counties were lower compared to a year ago, which was consistent with the national, state, and MSA unemployment rate trends.  At the same time, unemployment rates remain high by historical standards and are indicative of ongoing economic weakness in the Company’s markets, particularly within Milwaukee County.

II.9

Table 2.4

Westbury Bancorp, Inc.

Market Area Unemployment Trends

	June 2011	June 2012
Region	Unemployment	Unemployment

United States	9.1%	8.2%
Wisconsin	7.6	7.0
Milwaukee MSA	8.6	8.3
Milwaukee County	9.7	9.4
Washington County	7.6	7.1
Waukesha County	7.3	6.8

Source: SNL Financial, LC.

Real Estate Trends

As described below, home sales activity in the Company’s markets has generally been higher than the year ago period and foreclosure activity has been diminishing.  However, the increased activity has not translated into stabilization of prices, as transaction prices have continued to trend lower.

1.                  Home Sales

Home sales activity across Wisconsin during the six months ended June 2012 surpassed the mark posted during the same period in 2011, a positive indicator for an industry that has been severely impacted by the recession that commenced in 2008.  An improving job market is helping the housing sector in Wisconsin and according to statistics provided to the Wisconsin Realtors Association (“WRA”), home sales during the first six months of 2012 totaled 29,090, a 19.8% increase from the same period posted in 2011 (when the market recorded 24,276 sales).  In addition, statewide home sales increased by 21.1% over the last twelve months ended June 2012, relative to the level for the last twelve months ended June 2011 (increase from 46,815 to 56,713).  On the other hand, home prices are reflecting a slight worsening trend, as the median sales price declined by 0.9% (to $125,350) for the first six months of 2012, from the level for the first six months of 2011 ($126,500).  The same trend was exhibited in the last twelve months ended June 2012, whereby the median sales price declined by 4.0% to $131,050 from $136,438 during the same time period ended June 2011.

Similarly, home sales in the Company’s market area reflect a moderate increasing trend.  As of June 2012, year-to-date home sales in the Milwaukee region totaled 7,778, up 25.9% from the 6,176 homes sold during the same period a year prior.  Home prices on the

II.10

other hand, continued to trend downward in the Company’s market area over the first six months of 2012, versus for the same period in 2011.  Specifically, the median sales price for existing homes in the Milwaukee MSA was $140,000 during the six months ended June 2012, down 4.0% from $145,750 for the same period a year ago.  Similarly, over the last twelve months ended June 2012, the median sales price in the Milwaukee MSA was $146,250, down 8.3% from $159,500 over the last twelve months ended June 2011.

2.                  Foreclosure Trends

Single family foreclosures statewide have been trending downward over the last five months, according to RealtyTrac, a company specializing in real estate foreclosure data.  In May 2012, Wisconsin experienced 3,912 homes in the process of foreclosure (versus 4,124 homes in the process of foreclosure in December 2011) with one in every 671 housing units with a foreclosure filing.  Comparably, as of April 2012, Milwaukee County reported 9,862 foreclosure filings, Washington County reported 850 foreclosure filings, and Waukesha County reported 1,902 foreclosure filings with one in every 481 housing units, one in every 629 housing units, and one in every 754 housing units with a foreclosure filing, respectively.

Market Area Deposit Characteristics

Table 2.5 displays deposit market trends from June 30, 2008 through June 30, 2011 for the Company’s markets, as well as for the state of Wisconsin.  Consistent with the state of Wisconsin, commercial banks maintained a larger market share of deposits than savings institutions in Washington, Milwaukee, and Waukesha Counties.

For the three year period covered in Table 2.5, savings institutions experienced an increase in deposit market share in Washington and Waukesha Counties, but lost market share in Milwaukee County, as well as statewide.  The Company’s $404.6 million of deposits in Washington County represented a 15.3% market share of thrift and bank deposits at June 30, 2011, while the Company’s deposit share in Milwaukee and Waukesha Counties were below 1% of deposits, respectively.  Although the Company’s branch network decreased in Washington County, the Company’s deposit market share still increased by 5% during the three year period.

II.11

Table 2.5

Westbury Bancorp, Inc.

Deposit Summary

	As of June 30,
	2008			2011			Deposit
		Market	No. of		Market	No. of	Growth Rate
	Deposits	Share	Branches	Deposits	Share	Branches	2008-2011
	(Dollars in Thousands)						(%)

Wisconsin	$114,838,000	100.0%	2,389	$128,628,000	100.0%	2,320	3.9%
Commercial Banks	99,920,000	87.0%	1,982	114,612,000	89.1%	1,944	4.7%
Savings Institutions	14,918,000	13.0%	407	14,016,000	10.9%	376	-2.1%

Washington County	$2,347,324	100.0%	61	$2,639,901	100.0%	58	4.0%
Commercial Banks	1,645,501	70.1%	34	1,842,767	69.8%	34	3.8%
Savings Institutions	701,823	29.9%	27	797,134	30.2%	24	4.3%
Westbury Bank (West Bend)	349,250	14.9%	14	404,578	15.3%	11	5.0%

Milwaukee County	$31,112,436	100.0%	302	$39,264,367	100.0%	282	8.1%
Commercial Banks	27,297,798	87.7%	212	35,687,514	90.9%	200	9.3%
Savings Institutions	3,814,638	12.3%	90	3,576,853	9.1%	82	-2.1%
Westbury Bank (CSB)	117,284	0.4%	6	105,391	0.3%	3	-3.5%

Waukesha County	$9,190,377	100.0%	203	$10,476,805	100.0%	197	4.5%
Commercial Banks	7,550,354	82.2%	152	8,789,130	83.9%	151	5.2%
Savings Institutions	1,640,023	17.8%	51	1,687,675	16.1%	46	1.0%
Westbury Bank (CSB)	43,658	0.5%	2	38,733	0.4%	2	-3.9%

Note: June 30, 2008 deposits are prior to merger, parentheses indicate the specified institution’s deposits.

Source: FDIC.

Deposit Competition

Table 2.6, on the following page, lists the Company’s largest competitors within a 5 mile radius of any Westbury branch office.  Competition among financial institutions in the Company’s market area is significant and includes a wide range of thrifts, commercial banks, credit unions, and other financial services companies, several of which have a national presence.

Among the Company’s competitors are a few much larger and more diversified institutions which have greater resources than maintained by the Company.  Financial institution competitors in the Company’s primary market area include other locally based thrifts and banks, credit unions, as well as regional, super regional and money center banks.  The Company is ranked 8th in deposit market share (Table 2.6) at 3.4% of deposits.  Notably, all but one of the competitors in the table holds a market share of under 10% and includes several large credit unions.  BMO Financial holds approximately 23.5% of deposits within a 5 mile radius of any Westbury branch office as of June 30, 2011.

II.12

Table 2.6

Westbury Bancorp, Inc.

Market Area Deposit Competitors

(within a 5 mile radius of any Westbury branch location)

			As of June 30, 2011
			Competing	Deposits in	Market
Rank	Company		Branches	Branches	Share
				(000)	(%)

1	BMO Financial Group		43	$3,814,453	23.5%
2	Corporate Central Credit Union		1	$1,586,480	9.8%
3	Landmark Credit Union		8	$1,474,070	9.1%
4	U.S. Bancorp		25	$1,318,591	8.1%
5	JPMorgan Chase & Co.	.	14	$894,179	5.5%
6	Associated Banc-Corp		19	$858,848	5.3%
7	PNC Financial Services Group		16	$688,501	4.2%
8	WBSB Bancorp, Inc.		13	$548,702	3.4%
9	Bank Mutual Corp.		5	$544,687	3.4%
10	North Shore Bank FSB		14	$535,079	3.3%
11	Guaranty Financial Corp. (MHC)		13	$517,791	3.2%
12	Tri City Bankshares Corp.		22	$423,964	2.6%
13	Waterstone Financial Inc (MHC)		18	$399,937	2.5%
14	Oconomowoc Bancshares Inc.		5	$285,610	1.8%
15	Great Midwest Bank SSB		6	$281,929	1.7%
16	Wells Fargo & Co.	.	5	$279,784	1.7%
17	Ridgestone Financial Svcs Inc.		5	$266,238	1.6%
18	Commerce Financial Hldgs Inc.		1	$235,084	1.4%
19	Pyramax Bank FSB		1	$220,978	1.4%
20	Anchor BanCorp Wisconsin		5	$220,683	1.4%
21	Bankmanagers Corp.		6	$215,676	1.3%
22	TCF Financial Corp.		1	$178,598	1.1%
23	Equitable Bank SSB		7	$157,484	1.0%
24	FNB Hartford Bancorp. Inc.		3	$137,692	0.8%
25	Hartford Savings Bank		2	$135,502	0.8%

	Market Totals		258	$16,220,540	100.0%

Source: SNL Financial, Inc.

II.13

RP® Financial, LC.	PEER GROUP ANALYSIS

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Westbury’s operations versus a group of comparable savings institutions (the “Peer Group”) selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines and other regulatory guidance.  The basis of the pro forma market valuation of Westbury is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments to account for key differences in relation to the Peer Group.  Since no Peer Group can be exactly comparable to Westbury, individually or as a whole, key areas examined for differences to determine if valuation adjustments are appropriate were in the following areas:  financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and, effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines and other regulatory guidance.  The Peer Group is comprised of only those publicly-traded thrifts whose common stock is either listed on a national exchange (NYSE or AMEX) or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than “non-listed thrifts” i.e., those listed on the Over-the-Counter Bulletin Board or Pink Sheets, as well as those that are non-publicly traded and closely-held.  Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value.  We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies, and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history.  We typically exclude those that were converted less than one year as their financial results do not reflect a full year of reinvestment benefit and since the stock trading activity is not seasoned.  A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group should be comprised of locally or regionally-based institutions with relatively comparable resources, strategies and financial characteristics.  There are 135 publicly-traded thrift institutions nationally, which includes 23 publicly-traded MHCs.  Given the

III.1

limited number of public full stock thrifts, it is typically the case that the Peer Group will be comprised of institutions which are not directly comparable, but the overall group will still be the “best fit” group.  To the extent that key differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for such key differences.  Since Westbury will be a full stock public company upon completion of the offering, we considered only full stock companies to be viable candidates for inclusion in the Peer Group.

From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of Westbury.  In the selection process, we applied three “screens” to the universe of all public companies that were eligible for consideration:

•                                          Screen #1:  All Wisconsin institutions.  Given the impact of the regional market on investors’ perception of a financial institution’s value, we first looked to the Wisconsin regional market.  There are two publicly-traded full stock savings institutions based in Wisconsin and both were included in the Peer Group.  While Bank Mutual based in Milwaukee is substantially larger than the Company in terms of its total assets and market capitalization, we nonetheless included Bank Mutual in the Peer Group owing to its similar level of capitalization, asset quality and recent earnings history (Bank Mutual reported operating losses in fiscal 2010 and 2011 and only modest earnings on a trailing twelve month basis through June 30, 2012).

•                                          Screen #2.  Thrift institutions with assets between $200 million and $2.1 billion based in other states in the Midwest region of the US.  Other considerations incorporated into the Peer Group selection criteria include the following:

•                  Core Return on Assets (“ROA”) less than 0.30% for the trailing twelve months.  Given the Company’s recent operating losses, our Peer Group selection was focused on selecting comparable public thrifts with weak operating returns or losses.  No Peer Group company had a core ROA in excess of 25 basis points and five of the ten companies included in the Peer Group were reporting losses on a core basis.

•                  NPA/Assets ratios between 2% and 7.5%. Asset quality is an important consideration in investors’ perception of value in the current environment.  As of June 30, 2012, the Company’s ratio of NPAs/assets equaled 3.26% and NPAs including accruing TDRs equaled 4.20% of assets.  Accordingly, in selecting the Peer Group, we were seeking to select comparable thrifts with similar asset quality ratios in the aggregate, such that the perceived investment risks and returns were captured in their respective pricing ratios.

•                  Other Considerations.  The MHC, WBSB Bancorp and Westbury are all subject to regulatory agreements with their respective primary regulators which will continue to be in effect following the Conversion.  Likewise, seven of the ten Peer Group institutions have also indicated in their public disclosures that they are subject to various forms of agreements with their primary regulators (see the rightmost columns in Table 3.1).  While no two regulatory agreements are the same in terms of their requirements and impact on the subject financial institution, they typically limit the operating

III.2

flexibility of a financial institution and can result in greater regulatory sanctions if the terms of the agreements are not met.  Moreover, regulatory agreements can impact shareholder value as a result of the costs of compliance and the reduced operating flexibility and more limited ability to grow.

Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-2 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies.  While there are expectedly some differences between the Peer Group companies and Westbury, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments.  The following sections present a comparison of Westbury’s financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies relative to Westbury’s characteristics is detailed below.

III.3

Table 3.1

Peer Group of Publicly-Traded Thrifts

											Status of
									As of		Regulatory Agreements
									August 17, 2012		With Primary Regulator
				Operating	Total		Fiscal	Conv.	Stock	Market	Type of	Date of
Ticker	Financial Institution	Exchange	Primary Market	Strategy (1)	Assets (2)	Offices	Year	Date	Price	Value	Agreement (3)	Action
									($)	($Mil)
BKMU	Bank Mutual Corp of WI	NASDAQ	Milwaukee, WI	Thrift	$2,635	80	12-31	10/03	$4.38	$203	MOU	05/11
UCFC	United Community Fin. of OH	NASDAQ	Youngstown, OH	Thrift	2,042	38	12-31	07/98	3.05	100	Consent Order	03/12
CITZ	CFS Bancorp, Inc of Munster IN	NASDAQ	Munster, IN	Thrift	1,132	22	12-31	07/98	5.46	59	MOU	03/09
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Hopkinsville, KY	Thrift	1,026	18	12-31	02/98	7.39	55	MOU	04/10
PVFC	PVF Capital Corp. of Solon OH	NASDAQ	Solon, OH	R.E.	807	18	06-30	12/92	1.97	51	Cease & Desist	10/09
HMNF	HMN Financial, Inc. of MN	NASDAQ	Rochester, MN	Thrift	670	15	12-31	06/94	2.80	12	Supervisory Agmt	02/10
FCLF	First Clover Leaf Fin Cp of IL	NASDAQ	Edwardsville, IL	Thrift	556	4	12-31	07/06	6.10	47	None Disclosed	—
CZWI	Citizens Comm Bncorp Inc of WI	NASDAQ	Eau Claire, WI	Thrift	529	27	09-30	11/06	5.95	31	MOU	12/09
WBKC	Wolverine Bancorp, Inc. of MI	NASDAQ	Midland, MI	Thrift	292	5	12-31	01/11	17.35	43	None Disclosed	—
FFNM	First Fed of N. Michigan of MI	NASDAQ	Alpena, MI	Thrift	218	8	12-31	04/05	3.47	10	None Disclosed	—

NOTES:	(1) Operating Strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.+Real Estate Developer, Div.=Diversifield, and Ret.=Retail Banking.
(2) Most recent quarter end available.
(3) MOU reflects abbreviation for a Memorandum of Understanding.

Source:	SNL Financial, LC.

III.4

•                  Bank Mutual Corp of WI (“BKMU”) is the largest company, in terms of asset size, in the Peer Group and operates through 80 retail banking offices throughout Wisconsin and Minnesota.  The asset structure reflects a relatively lower proportion of loans/assets which was offset by a higher percentage of cash and investments.  The majority of loans are invested in 1-4 family loans (inclusive of an investment in MBS), which results in a lower risk-weighted assets to assets ratio than the Peer Group.  In comparison to the Peer Group, borrowings comprised a slightly higher proportion of the funding mix, while deposits were slightly lower than the Peer Group median.  BKMU reported a lower level of NPAs/Assets in comparison to the Peer Group average, which accounted for the lower provisions (lowest of the Peer Group), but reserve coverage ratios were less favorable in comparison to the Peer Group.  BKMU currently operates under an MOU executed in May 2011.  At June 30, 2012, BKMU had total assets of $2.6 billion and a tangible equity-to-assets ratio of 10.3%.  For the twelve months ended June 30, 2012, BKMU reported net income equal to 0.20% of average assets.  BKMU had a market capitalization of $203 million at August 17, 2012.

•                  United Community Fin. of OH (“UCFC”) operates through a total of 38 offices and eight loan production offices throughout Ohio and western Pennsylvania.  UCFC’s asset mixture reflects a similar level of cash and investments and loans in comparison to the Peer Group average.  Lending is oriented toward mortgage secured collateral (residential and commercial) and funding is primarily reliant on deposit liabilities with the level of borrowed funds above the Peer Group average.  UCFC also has the largest portfolio of loans serviced for others among the Peer Group companies.  Asset quality ratios, in terms of NPAs and reserve coverage, were less favorable than the Peer Group and UCFC currently operates under a consent order executed in March 2012, which was issued after a cease and desist order with its primary regulators was terminated.  At March 31, 2012, UCFC had total assets of $2.0 billion and a tangible equity-to-assets ratio of 9.3%.  For the twelve months ended March 31, 2012, UCFC reported a ROAA of 0.05% which fell within the range indicated by the Peer Group average and median.  UCFC had a market capitalization of $100 million at August 17, 2012.

•                  CFS Bancorp, Inc. of Munster, IN (“CITZ”) is a savings and loan holding company operating 22 banking offices in northern Indiana and Illinois.  CITZ maintains a diversified loan portfolio with levels of commercial mortgage loans, as well as commercial business loans, exceeding the Peer Group aggregates.  CITZ reported a significant operating loss for the most recent twelve month period as the NPAs/assets ratio was high and CITZ established significant loan loss provisions in comparison to the Peer Group averages and medians.  CITZ currently operates under an MOU with its primary regulator executed in March 2009.  At June 30, 2012, CITZ had total assets of $1.1 billion and a tangible equity-to-assets ratio of 9.2%.    For the twelve months ended June 30, 2012, CITZ reported a net loss equal to 0.90% of average assets.  CITZ had a market capitalization of $59 million at August 17, 2012.

•                  HopFed Bancorp, Inc. of KY (“HFBC”) operates through a total of 18 offices in western Kentucky and central Tennessee.  HFBC maintains a broadly diversified asset base funded primarily by deposits and, to a lesser extent, borrowed funds.  Loan portfolio investment activities are concentrated in mortgage loans (primarily 1-4 family and commercial mortgage loans) and HFBC has the highest risk weighted assets as a percent of assets out of all the Peer Group companies.  Asset quality ratios were more favorable than the Peer Group average and median, both in terms of the level of NPAs and the reserve coverage ratios.  HFBC currently operates under an MOU issued in April 2010.  At June 30, 2012, HFBC had total assets of $1.0 billion and a tangible equity-to-

III.5

assets ratio of 11.8%.  For the twelve months ended June 30, 2012, HFBC reported positive earnings of 0.56% of average assets but only 0.24% on a core basis after excluding gains on sale.  HFBC had a market capitalization of $55 million at August 17, 2012.

•                  PVF Capital Corp. of Solon, OH (“PVFC”) operates out of 18 offices located throughout the Greater Cleveland area of Ohio.  PVFC’s asset composition reflected a broadly similar asset composition relative to the Peer Group as a whole which was funded with a higher level of deposits and lower level of borrowed funds.  PVFC’s tangible equity ratio is the most highly leveraged of the Peer Group companies at 8.7% which is above the statutory minimums to be well capitalized.  PVFC reported operating losses on a trailing twelve month basis (ROA equal to 0.60%) primarily reflecting the impact of loan loss provisions equal to 1.22% of average assets.  The loan portfolio had more loan diversification than the Peer Group, resulting in a higher than average risk weighted assets as a percent of assets.  PVFC reported less favorable asset quality ratios as compared to the Peer Group, although with reserve coverage ratios that was in line with the Peer Group average.  PVFC currently operates pursuant to a cease and desist order with its primary regulator.  At March 31, 2012, PVFC had total assets of $807 million and a tangible equity-to-assets ratio of 8.7%.  For the twelve months ended March 31, 2012, PVFC reported a net loss of 0.60% of average assets.  PVFC had a market capitalization of $51 million at August 17, 2012.

•                  HMN Financial, Inc. of MN (“HMNF”) operates from 14 offices and one loan production office in Minnesota, as well as one branch office in Iowa.  HMNF’s asset composition reflects a relatively high proportion of loans, which are funded with a slightly higher level of deposits, but comparable borrowed funds, as compared to the Peer Group.  HMNF operates with a comparatively leveraged tangible capital ratio (8.9% of assets) which has been eroded as a result of recent operating losses.  HMNF’s diversified loan portfolio primarily focused on commercial loans and maintained the highest level of construction and land loans among the Peer Group — deteriorating credit quality has resulted in a relatively high ratio of NPAs/Assets and significant loan loss provisions.  HMNF currently operates pursuant to a supervisory agreement executed with its primary regulator which was executed in February 2010.  At June 30, 2012, HMNF reported total assets of $670 million and a tangible equity-to-assets ratio of 8.9%.  For the twelve months ended June 30, 2012, HMNF reported a net loss of 0.85% of average assets.  HMNF had a market capitalization of $12 million at August 17, 2012.

•                  First Clover Leaf Financial Corp of IL (“FCLF”) operates through four retail banking offices and one loan production office in western Illinois, in markets adjacent to St. Louis, Missouri.  The loan portfolio reflects slightly greater diversification into non-residential mortgage loans in relation to the Peer Group, which accounts for the lower ratio of residential mortgage loans and MBS.  Asset quality ratios for FCLF were less favorable to the Peer Group in terms of the coverage ratios and high amount of net loan chargeoffs, however FCLF reported slightly lower NPAs/Assets in comparison to the Peer Group average and median values.  At June 30, 2012, FCLF had total assets of $556 million and a tangible equity-to-assets ratio of 11.8%, which was in between the Peer Group average and median.  For the twelve months ended June 30, 2012, FCLF reported earnings of 0.34% of average assets.  FCLF had a market capitalization of $47 million at August 17, 2012.

•                  Citizens Community Bancorp, Inc, of WI (“CZWI”) operates through a total of 27 offices in Wisconsin and Minnesota.  Reflecting its status as a former credit union,

III.6

CZWI’s loan portfolio has the largest proportion of consumer loans in comparison to the Peer Group companies although permanent 1-4 family mortgage loans comprise the largest segment of lending.  Asset quality ratios are more favorable in relation to the Peer Group, both in terms of NPAs and reserve coverage ratios.  CZWI executed an MOU with its primary regulator in December 2009.  At March 31, 2012, CZWI had total assets of $529 million and a tangible equity-to-assets ratio of 10.0%.  For the twelve months ended March 31, 2012, CZWI reported a breakeven level of operations.  CZWI had a market capitalization of $31 million at August 17, 2012.

•                  Wolverine Bancorp, Inc of MI (“WBKC”) operates out of five offices in Central Michigan.  WBKC reported the highest loans/assets ratio and the highest equity/assets ratio of all Peer Group companies, while also reporting the highest amount of borrowed funds.  WBKC was more profitable than the Peer Group, on average, reporting a higher net interest income ratio and lower provisions than the Peer Group averages and medians.  WBKC’s loan portfolio reflects a high proportion of 1-4 family mortgage loans and had the highest concentration of commercial real estate/multi-family mortgage loans of any Peer Group company, contributing to the high risk-weighted assets-to-assets ratio.  WBKC’s NPA/Assets ratios fell between the averages and medians of the Peer Group, but reported reserve coverage ratios modestly above the Peer Group average.  As of March 31, 2012, WBKC had total assets of $292 million and a tangible equity-to-assets ratio of 22.4%.  For the twelve months ended March 31, 2012, WBKC reported earnings of 0.40% of average assets.  WBKC had a market capitalization of $43 million at August 17, 2012.

•                  First Federal of N. Michigan of MI (“FFNM”) operates eight offices in northern Michigan and is the smallest of the Peer Group companies in terms of asset size.  The asset base was funded with a higher level of borrowed funds than the Peer Group, but reported an equity/assets ratio between the average and median of the Peer Group.  FFNM reported earnings slightly above the Peer Group median, notwithstanding one of the highest operating expense ratios of the Peer Group companies.  The loan portfolio was concentrated in 1-4 family loans (inclusive of MBS), resulting in a lower than average risk-weighted assets-to-assets ratio.  Asset quality measures were generally comparable to the Peer Group, although FFNM has less favorable reserve coverage ratios.  As of June 30, 2012, FFNM had total assets of $218 million and a tangible equity-to-assets ratio of 11.4%.  For the twelve months ended June 30, 2012, FFNM reported net income of 0.30%.  FFNM had a market capitalization of $10 million at August 17, 2012, the lowest among the Peer Group companies.

In the aggregate, the Peer Group companies maintain a slightly lower tangible equity level, in comparison to the industry median (10.20% of assets versus 11.13% for all non-MHC public companies) and generate a lower level of core profitability (loss of 0.04% of average assets for the Peer Group versus 0.30% for all non-MHC public companies).  The Peer Group companies reported a slightly negative core ROE based on the median, whereas all non-MHC public companies have a higher median core ROE than the Peer Group (-0.33% for the Peer Group versus 2.17% for all non-MHC public companies).  Overall, the Peer Group’s pricing ratios were at a relative discount to all full stock publicly traded thrift institutions on a P/TB basis, but were slightly higher on a P/E core basis.  In evaluating the Peer Group’s earnings multiple

III.7

however, we note that only two companies reporting a meaningful P/E ratio based on core earnings owing to operating losses or very low earnings.

	All Non-MHC		Valuation
	Public-Thrifts		Peer Group
Financial Characteristics (Medians)
Assets ($Mil)	$923		$739
Market Capitalization ($Mil)	$81		$49
Tangible Equity/Assets (%)	11.13%		10.20%
Core Return on Average Assets (%)	0.30%		-0.04%
Core Return on Average Equity (%)	2.17%		-0.33%

Pricing Ratios (Medians)(1)
Price/Core Earnings (x)	18.92	x	22.44	x
Price/Tangible Book (%)	90.75%		57.29%
Price/Assets (%)	10.60%		5.59%

(1)  Based on market prices as of August 17, 2012.

The thrifts selected for the Peer Group were relatively comparable to Westbury in terms of all of the selection criteria and are considered the “best fit” group.  While there are many similarities between Westbury and the Peer Group on average, there are some notable differences that lead to valuation adjustments.  The following comparative analysis highlights key similarities and differences between Westbury and the Peer Group.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Westbury and the Peer Group, reflecting balances as of June 30, 2012 for the Company while the Peer Group financial data is based on the most recent date for which complete information is publicly available (i.e., as of either March 31, or June 30, 2012).  Westbury’s equity-to-assets ratio of 8.6% was below the Peer Group’s average equity/assets ratio of 11.6%.  Tangible equity-to-assets ratios for the Company and the Peer Group equaled 8.6% and 11.4%, respectively, with the Peer Group reported a limited intangible assets balance while the Company did not have any intangible assets.

The Company’s pro forma capital position will increase with the addition of stock proceeds, providing the Company with an equity and tangible equity ratio that is expected to be above the Peer Group’s ratios (i.e., in a range of 12.5% to 14.6%).  The increase in Westbury’s pro forma equity position following the completion of the Conversion will enhance the ability to

III.8

Table 3.2

Balance Sheet Composition and Growth Rates

Comparable Institution Analysis

As of June 30, 2012

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital
	Cash &	MBS &				Borrowed	Subd.	Net	Goodwill	Tng Net		MBS, Cash &			Borrows.	Net	Tng Net
	Equivalents	Invest	BOLI	Loans	Deposits	Funds	Debt	Worth	& Intang	Worth	Assets	Investments	Loans	Deposits	&Subdebt	Worth	Worth	Tangible	Core	Reg.Cap.

Westbury Bancorp, Inc.
June 30, 2012	8.3%	12.1%	2.2%	70.6%	89.5%	0.2%	0.0%	8.6%	0.0%	8.6%	-8.67%	-6.99%	-8.59%	-8.27%	-79.84%	-8.36%	-8.36%	7.32%	7.32%	11.16%

All Public Companies
Averages	6.6%	21.8%	1.6%	65.3%	74.1%	11.5%	0.4%	12.8%	0.7%	12.0%	4.00%	7.72%	3.59%	4.48%	-6.04%	1.90%	1.87%	12.13%	12.07%	20.48%
Medians	5.4%	18.9%	1.7%	67.9%	75.0%	10.0%	0.0%	12.1%	0.0%	11.2%	2.17%	5.56%	0.97%	2.66%	-7.39%	2.08%	2.22%	11.20%	11.20%	18.79%

State of WI
Averages	5.2%	20.1%	1.5%	68.7%	72.1%	15.7%	0.0%	10.3%	0.0%	10.2%	-2.39%	-8.13%	-0.43%	-6.57%	-3.97%	1.74%	2.01%	9.72%	9.72%	16.69%
Medians	4.0%	13.9%	2.2%	74.8%	75.3%	11.8%	0.0%	10.3%	0.0%	10.3%	-2.45%	-8.83%	-0.56%	-8.87%	-3.97%	1.19%	1.82%	9.72%	9.72%	16.69%

Comparable Group
Averages	7.1%	19.7%	1.2%	67.6%	76.2%	10.7%	0.2%	11.6%	0.2%	11.4%	-3.53%	2.32%	-4.37%	-5.26%	2.59%	-0.34%	-0.06%	9.33%	9.33%	17.29%
Medians	6.8%	19.2%	0.9%	67.8%	76.8%	10.2%	0.0%	10.2%	0.0%	10.2%	-3.40%	3.86%	-2.20%	-5.26%	-1.38%	1.18%	1.58%	9.14%	9.14%	15.92%

Comparable Group
BKMU Bank Mutual Corp of WI	7.8%	33.0%	2.2%	51.6%	75.3%	11.8%	0.0%	10.3%	0.0%	10.3%	4.43%	12.78%	2.44%	-1.24%	NM	1.19%	1.34%	9.23%	9.23%	18.27%
CITZ CFS Bancorp, Inc of Munster IN	7.6%	21.8%	3.2%	62.0%	85.4%	4.5%	0.0%	9.2%	0.0%	9.2%	0.36%	8.92%	-2.57%	0.27%	32.11%	-9.96%	-9.93%	NA	NA	NA
CZWI Citizens Comm Bncorp Inc of WI(1)	4.0%	13.3%	0.0%	79.7%	82.5%	6.6%	0.0%	10.1%	0.1%	10.0%	-9.15%	-28.35%	-3.19%	-9.60%	-17.99%	1.16%	1.82%	10.20%	10.20%	15.10%
FCLF First Clover Leaf Fin Cp of IL(1)	5.9%	16.5%	0.9%	70.4%	76.0%	9.0%	0.7%	14.0%	2.2%	11.8%	-3.38%	-16.29%	0.11%	-6.68%	27.31%	-0.12%	0.31%	NA	NA	NA
FFNM First Fed of N. Michigan of MI	1.2%	26.6%	0.7%	65.6%	71.0%	16.7%	0.0%	11.5%	0.1%	11.4%	-0.58%	5.56%	-1.82%	-1.07%	-1.38%	4.16%	5.36%	9.99%	9.99%	16.63%
HMNF HMN Financial, Inc. of MN	9.8%	12.0%	0.0%	74.4%	79.7%	10.4%	0.0%	8.9%	0.0%	8.9%	-16.98%	-12.35%	-17.26%	-17.43%	-17.65%	-11.90%	-11.90%	9.04%	9.04%	13.73%
HFBC HopFed Bancorp, Inc. of KY	4.4%	38.6%	0.9%	52.7%	76.6%	10.0%	1.0%	11.8%	0.0%	11.8%	-3.41%	2.16%	-5.48%	-3.83%	-11.44%	9.18%	9.47%	NA	NA	21.77%
PVFC PVF Capital Corp. of Solon OH(1)	16.7%	6.7%	2.9%	69.8%	82.7%	4.5%	0.0%	8.7%	0.0%	8.7%	3.77%	19.75%	-0.84%	3.08%	-0.29%	-6.33%	-6.33%	8.55%	8.55%	12.93%
UCFC United Community Fin. of OH(1)	2.2%	27.3%	1.4%	65.8%	77.0%	12.5%	0.0%	9.3%	0.0%	9.3%	-3.46%	69.71%	-17.26%	-8.21%	26.48%	7.13%	7.22%	8.96%	8.96%	15.21%
WBKC Wolverine Bancorp, Inc. of MI(1)	11.8%	1.6%	0.0%	83.6%	55.3%	21.2%	0.0%	22.4%	0.0%	22.4%	-6.85%	-38.68%	2.15%	-7.92%	-13.83%	2.08%	2.08%	NA	NA	24.71%

(1) Financial information is for the quarter ending March 31, 2012.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2012 by RP® Financial, LC.

III.9

address the high level of NPAs which management believes will facilitate the restoration of profitable operations.  At the same time, the Company’s capital remains at risk given the level of NPAs and in view of the uncertainties with respect to a weak local economy, the strength and duration of any economic recovery and the related recovery of real estate values.  Important from the perspective of the valuation, the Peer Group is subject to these same risks given their Midwest locations, high level of NPAs and recent history of loan loss provisions and weak earnings or losses (these were primary elements of the Peer Group selection criteria).

The Company’s asset composition reflects a modestly higher concentration of loans to assets, at 70.6% versus a 67.6% average for the Peer Group.  Comparatively, the ratio of cash, investments, and MBS for the Company was lower than for the Peer Group (20.4% of assets versus 26.8% for the Peer Group).  The Company and the Peer Group have been impacted by many of the same operating forces as both have realized assets shrinkage facilitated by reduction in the outstanding balance of loans.  Overall, the Company’s interest-earning assets (“IEA”) approximated 91.0% of assets, which is modestly below the comparative Peer Group ratio of 94.4%.  Both the Company’s and the Peer Group’s IEA ratios exclude BOLI as an interest-earning asset.  On a pro forma basis immediately following the Conversion, a portion of the proceeds will initially be invested into federal funds or shorter term investment securities increasing the relative proportion of cash and investments for the Company in comparison to the Peer Group over the short term.

Westbury’s funding liabilities currently reflect a lower level of borrowed funds and a higher level of funding through deposits.  Specifically, the ratio of deposits/assets equaled 89.5% for the Company versus an average of 76.2% for the Peer Group, while borrowed funds equaled 0.2% and 10.9% (inclusive of subordinated debt for the Peer Group), respectively.  Total interest-bearing liabilities (“IBL”) maintained as a percent of assets equaled 89.7% and 87.1% for Westbury and the Peer Group, respectively, reflecting the Company’s lower equity position.  The ratio of IBL will be reduced on a post-offering basis as the Company funds a greater portion of its operations with equity.

A key measure of balance sheet strength for a financial institution is IEA/IBL ratio, with higher ratios often facilitating stronger profitability levels, depending on the overall asset/liability mix.  Presently, the Company’s IEA/IBL ratio of 101.4% is below the Peer Group’s average ratio of 108.4%.  The shortfall for the Company reflects several factors including its lower capital ratio and significant non-interest earnings assets on its balance sheet including significant balances of OREO (0.6% of assets), real estate investments (1.6% of assets), fixed assets (2.6% of

III.10

assets) and BOLI (2.2% of assets).  The additional capital realized from stock proceeds will considerably increase the IEA/IBL ratio, as the net proceeds realized from Westbury’s stock offering are expected to be reinvested into interest-earning assets and the increase in the Company’s equity position will result in a lower level of interest-bearing liabilities funding assets.

The balance sheet growth rates reflected in Table 3.2, reflect the impact of a weak regional market coupled with recent low earnings or operating losses experienced by both the Company and the Peer Group.  In this regard, growth rates for Westbury reflected annualized growth rates for the 18 months ended June 30, 2012, while the Peer Group’s growth figures are for the most recent twelve month period for which data is publicly available.

Westbury posted asset shrinkage equal to 8.7% versus asset shrinkage equal to 3.5% for the Peer Group on average.  As noted above, the Company has been shrinking assets as a result of several factors including a weak regional economy and slack loan demand, retrenchment from lending as it focused on resolving NPAs, and to reduce the required capital levels in response to significant operating losses realized in 2010 and 2011.  The Peer Group realized asset shrinkage owing to many of these same factors.  Asset shrinkage was the result of reductions in both the loan and investment portfolios for the Company while modest growth in the Peer Group’s investments partially mitigated the impact of shrinkage realized in the investment portfolio.

The Company’s deposit base diminished by 8.21% on an annualized basis as compared to an average deposit shrinkage of 5.26% for the Peer Group.  Both the Company and the Peer Group’s borrowings declined, by 75.52% and 1.38% based on the median, respectively, with liability shrinkage realized in both borrowings and deposits providing an indication that balance sheet shrinkage was broad-based.

The Company’s equity decreased at an 8.36% annualized pace versus an average rate of shrinkage of less than 1% for the Peer Group.  The significant shrinkage of Westbury’s capital reflects the more significant recent operating losses reported by the Company, as its ROA equaled -1.07% versus a much less significant loss equal to -0.05% reported for the Peer Group on average.  Reversing the recent trend of capital erosion will be primarily dependent on reducing loan loss provisions and improving asset quality, which will facilitate earnings improvement.

III.11

Income and Expense Components

Table 3.3 shows comparative income statement measures for Westbury and the Peer Group, reflecting earnings for the twelve months ended June 30, 2012 for Westbury and as of the latest date for which information is publicly available for the Peer Group.  Westbury reported a significant operating loss equal to 1.07% of average assets versus a net loss equal to 0.05% of average assets for the Peer Group based on the average, and positive income equal to 0.13% based on the median.  Important from a valuation perspective in the current environment, both the Company’s and the Peer Group’s earnings have been depressed by high levels of classified and non-performing assets and these characteristics were an important component of the Peer Group selection criteria.  However, loan loss provisions reported by Westbury have been materially higher than the Peer Group average contributing to the Company’s significantly greater net overall operating losses.

The Company’s interest income to average assets was below the Peer Group average while the ratio of interest expense to average assets was also lower, such that the ratio of net interest income to average assets was comparable to the Peer Group average.  The Company’s lower interest income ratio was the result of both a lower yield on interest-earning assets (4.39% which fell short of the Peer Group average and median of 4.53% and 4.55%, respectively) and a lower IEA ratio.  Overall, the Company’s ratio of interest income to average assets equaled 3.81% versus an average of 4.27% for the Peer Group.

The Company’s interest expense ratio to average assets, equal to 0.68% versus 1.16% of average assets for the Peer Group, reflects the Company’s funding with low cost savings and transaction accounts.  Importantly, as will be noted below, this aspect of the Company’s operations provides benefits with respect to both funding costs and the level of non-interest income generated by the Company, but also results in higher operating costs as well.

Non-interest operating income is a higher contributor to Westbury’s earnings relative to the Peer Group, at 1.57% and 0.63%, respectively.  The Company’s non-interest income ratio is comparatively higher, primarily reflecting the high level of fee income generated through the Company’s deposit accounts and ATM network.  As described in the financial analysis in Section One, the strong non-interest income reported by Westbury is the result of the large base of checking accounts, rental income from the Company’s real estate operations, as well as commission income on insurance and securities and BOLI income among other factors.

III.12

Table 3.3

Income as Percent of Average Assets and Yields, Costs, Spreads

Comparable Institution Analysis

For the 12 Months Ended June 30, 2012

			Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads
						Loss	NII				Total								MEMO:	MEMO:
		Net				Provis.	After	Loan	R.E.	Other	Other	G&A	Goodwill	Net	Extrao.	Yield	Cost	Yld-Cost	Assets/	Effective
		Income	Income	Expense	NII	on IEA	Provis.	Fees	Oper.	Income	Income	Expense	Amort.	Gains	Items	On Assets	Of Funds	Spread	FTE Emp.	Tax Rate

Westbury Bancorp, Inc.
June 30, 2012		-1.07%	3.81%	0.68%	3.13%	-1.29%	1.84%	0.00%	0.17%	1.40%	1.57%	4.81%	0.00%	0.27%	0.00%	4.39%	0.89%	3.50%	$3,503	5.07%

All Public Companies
Averages		0.30%	4.18%	1.10%	3.08%	0.48%	2.60%	0.03%	-0.09%	0.77%	0.71%	2.96%	0.03%	0.21%	0.00%	4.45%	1.28%	3.17%	$6,000	30.10%
Medians		0.43%	4.18%	1.05%	3.08%	0.30%	2.67%	0.00%	-0.02%	0.56%	0.53%	2.93%	0.00%	0.06%	0.00%	4.45%	1.26%	3.17%	$5,044	30.58%

State of WI
Averages		0.13%	4.29%	1.39%	2.90%	0.71%	2.19%	-0.02%	-0.30%	1.06%	0.74%	4.02%	0.03%	1.29%	0.00%	4.57%	1.58%	3.00%	$3,213	36.88%
Medians		0.18%	4.39%	1.38%	2.57%	0.96%	2.19%	0.00%	-0.23%	1.14%	0.83%	3.16%	0.02%	0.45%	0.00%	4.75%	1.54%	2.68%	$2,929	31.04%

Comparable Group
Averages		-0.05%	4.27%	1.16%	3.11%	0.90%	2.21%	-0.01%	-0.18%	0.82%	0.63%	3.28%	0.03%	0.39%	0.00%	4.53%	1.34%	3.19%	$4,020	26.98%
Medians		0.13%	4.32%	1.12%	3.09%	0.96%	2.15%	0.00%	-0.16%	0.79%	0.62%	3.15%	0.02%	0.25%	0.00%	4.55%	1.25%	3.17%	$3,855	24.49%

Comparable Group
BKMU	Bank Mutual Corp of WI	0.20%	3.34%	0.97%	2.37%	0.18%	2.19%	-0.09%	-0.23%	1.14%	0.83%	3.16%	0.02%	0.45%	0.00%	3.65%	1.13%	2.52%	$3,852	29.61%
CITZ	CFS Bancorp, Inc of Munster IN	-0.90%	3.71%	0.60%	3.10%	1.51%	1.59%	0.03%	-0.22%	1.18%	0.99%	3.53%	0.00%	0.18%	0.00%	4.06%	0.67%	3.39%	$3,736	NM
CZWI	Citizens Comm Bncorp Inc of WI(1)	0.00%	5.15%	1.38%	3.78%	0.96%	2.81%	0.04%	0.00%	0.37%	0.41%	3.13%	0.06%	-0.03%	0.00%	5.33%	1.54%	3.79%	$2,858	50.00%
FCLF	First Clover Leaf Fin Cp of IL(1)	0.34%	4.11%	1.04%	3.07%	0.96%	2.11%	0.00%	-0.15%	0.47%	0.31%	2.18%	0.05%	0.22%	0.00%	4.40%	1.21%	3.19%	$6,395	16.79%
FFNM	First Fed of N. Michigan of MI	0.30%	4.52%	0.90%	3.62%	0.55%	3.07%	0.00%	0.00%	0.74%	0.74%	4.01%	0.12%	0.15%	0.00%	4.86%	1.03%	3.84%	$2,622	NM
HMNF	HMN Financial, Inc. of MN	-0.85%	4.62%	1.16%	3.46%	1.69%	1.77%	0.00%	-0.34%	1.42%	1.08%	4.02%	0.00%	0.24%	0.00%	4.82%	1.27%	3.54%	$3,491	NM
HFBC	HopFed Bancorp, Inc. of KY	0.56%	4.18%	1.55%	2.63%	0.21%	2.42%	0.00%	-0.10%	0.84%	0.75%	2.77%	0.02%	0.33%	0.00%	4.39%	1.76%	2.63%	$3,857	19.36%
PVFC	PVF Capital Corp. of Solon OH(1)	-0.60%	3.82%	1.07%	2.75%	1.22%	1.53%	0.00%	-0.63%	0.90%	0.27%	4.12%	0.00%	1.67%	0.00%	4.10%	1.23%	2.88%	$4,608	8.55%
UCFC	United Community Fin. of OH(1)	0.05%	4.45%	1.39%	3.06%	1.12%	1.94%	-0.03%	0.00%	0.51%	0.49%	3.06%	0.01%	0.48%	0.00%	4.70%	1.55%	3.15%	$3,919	NM
WBKC	Wolverine Bancorp, Inc. of MI(1)	0.40%	4.79%	1.57%	3.23%	0.56%	2.67%	0.00%	-0.17%	0.62%	0.45%	2.82%	0.00%	0.25%	0.00%	4.95%	2.01%	2.94%	$4,863	37.58%

(1) Financial information is for the 12 months ended March 31, 2012.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2012 by RP® Financial, LC.

III.13

At the same time, the same factors contributing to the Company’s favorable funding costs and high non-interest income also result in the Company’s higher operating expense ratio.  Westbury’s operating expense ratio equaled 4.81% for the twelve months ended June 30, 2012, which is well above the Peer Group average of 3.28%.  Importantly, while the Company has sought to reduce its core expense levels through branch closures and other overhead reductions, expenses have been incurred by the cost of branch closures (i.e., chargeoff of fixed assets), as well as the cost of upgrading various aspects of Westbury’s operations to meet regulatory requirements.  Additionally, real estate operations expenses primarily related to the resolution of OREO properties has represented a significant cost in recent periods, but should diminish if Westbury can reduce its classified assets to targeted levels.

Operating expenses are expected to increase on a post-offering basis as a result of the expense of the stock-related benefit plans.  At the same time, expenses are expected to diminish relative to historical levels as the Company fully realizes cost savings from recent branch closures and sales into trailing twelve month earnings.  In this regard, operating expenses for the Company for the six months ended June 30, 2012, on an annualized basis, equaled $24.4 million or approximately 3.93% of average assets.

Westbury’s efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 102.5% is less favorable than the Peer Group’s ratio of 88.5%, as the Company’s similar net interest income and higher non-interest income was more than offset by its higher operating expenses.  Additionally, loan loss provisions, not incorporated into the efficiency ratio calculation, have also been a material factor in Westbury’s operating results.

Loan loss provisions are at high levels relative to the historical averages reflecting the high levels of NPAs for both the Company and the Peer Group.  Specifically, loan loss provisions equaled 1.29% of average assets for Westbury for the 12 months ended June 30, 2012, which exceeded the average of 0.90% for the Peer Group.  While the Company is anticipating that its loan loss provisions may be lower in the future, estimating the level of future loan loss provisions is difficult in the current operating environment and may be predicated on continued improvement of Westbury’s credit quality ratios among other factors.

Non-operating income for the Company and the Peer Group were at similar levels, equal to 0.27% of average assets for Westbury which was between the Peer Group average and median values of 0.39% and 0.25%, respectively.  The Company’s non-operating consisted of gains on the sale of securities and branches.

III.14

Notwithstanding the significant trailing twelve month operating losses, the Company reported only a slight tax benefit.  The nominal tax benefit reflects the establishment of valuation allowances on deferred tax assets which limits the tax benefit for financial reporting purposes.  The Company expects to be in a non-taxable position for at least the near term future.  At least several of the Peer Group companies appear to be in a similar tax position as the Company for financial reporting purposes but the majority appears to be fully taxable with six reporting positive effective tax rates with the average rate equal to 26.98%.

Loan Composition

Table 3.4 presents data related to the comparative loan portfolio composition (including the investment in MBS) for Westbury and the Peer Group.  The Company’s loan portfolio composition reflected a similar concentration of 1-4 family permanent mortgage loans and mortgage-backed securities relative to the Peer Group average (41.21% of assets versus 42.51% for the Peer Group).  The Company reported a balance of loans serviced for others of $282.4 million, while six of Peer Group members also reported a balance of loans serviced for others.  The Company and the Peer Group also maintained balances of loan servicing intangibles.

The Company exhibited a modestly greater level of diversification into commercial and multi-family mortgage lending consistent with its stated strategic emphasis.  In this regard, multi-family and commercial mortgage loans comprised 30.80% of assets for Westbury versus 24.76% of assets for the Peer Group.  Diversification into other types of lending was limited for both the Company and the Peer Group.  As a result of the broad similarity in the Company and Peer Group’s loan portfolio composition, the respective risk-weighted assets/ assets ratio were similar, equal to 71.99% and 71.79%.

III.15

Table 3.4

Loan Portfolio Composition and Related Information

Comparable Institution Analysis

As of June 30, 2012

		Portfolio Composition as a Percent of Assets
			1-4	Constr.	5+Unit	Commerc.		RWA/	Serviced	Servicing
Institution		MBS	Family	& Land	Comm RE	Business	Consumer	Assets	For Others	Assets
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	($000)	($000)

Westbury Bancorp, Inc.		8.52%	32.69%	2.65%	30.80%	3.74%	1.33%	71.99%	$282,412	$2,067

All Public Companies
Averages		13.42%	33.50%	3.26%	22.89%	3.96%	1.76%	62.31%	$1,235,555	$10,921
Medians		11.03%	33.30%	2.31%	22.08%	3.00%	0.37%	62.75%	$10,630	$128

State of WI
Averages		17.44%	39.35%	1.50%	17.81%	1.46%	9.54%	66.46%	$441,523	$3,047
Medians		8.83%	37.73%	2.20%	17.65%	1.06%	0.96%	71.78%	$213,390	$1,103

Comparable Group
Averages		11.41%	31.10%	4.74%	24.76%	5.17%	3.48%	71.79%	$279,613	$2,381
Medians		10.58%	26.67%	4.65%	25.67%	3.80%	0.63%	71.05%	$56,995	$838

Comparable Group
BKMU	Bank Mutual Corp of WI	35.20%	27.25%	2.20%	17.65%	3.32%	0.96%	53.57%	$1,111,180	$8,039
CITZ	CFS Bancorp, Inc of Munster IN	13.26%	21.79%	2.35%	30.91%	6.89%	0.18%	69.48%	$28,980	$267
CZWI	Citizens Comm Bncorp Inc of WI(1)	8.30%	53.06%	0.00%	0.06%	0.00%	27.65%	74.04%	$0	$0
FCLF	First Clover Leaf Fin Cp of IL(1)	4.83%	26.08%	5.99%	28.56%	10.24%	0.64%	66.54%	$85,010	$705
FFNM	First Fed of N. Michigan of MI	13.10%	35.33%	3.62%	22.78%	3.94%	0.56%	64.48%	$136,690	$971
HMNF	HMN Financial, Inc. of MN	2.63%	25.81%	9.07%	33.07%	14.22%	0.62%	72.62%	$303,380	$1,497
HFBC	HopFed Bancorp, Inc. of KY	12.85%	20.60%	6.37%	19.89%	3.65%	1.41%	99.92%	$0	$0
PVFC	PVF Capital Corp. of Solon OH(1)	2.07%	25.54%	5.68%	35.37%	5.06%	0.26%	73.94%	$0	$6,900
UCFC	United Community Fin. of OH(1)	21.82%	42.05%	3.60%	18.38%	1.29%	2.14%	64.60%	$1,130,890	$5,429
WBKC	Wolverine Bancorp, Inc. of MI(1)	0.00%	33.51%	8.56%	40.89%	3.04%	0.39%	78.68%	$0	$0

(1) Financial information is for the quarter ending March 31, 2012.

Source:  SNL Financial LC. and RP® Financial, LC. calculations.  The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2012 by RP® Financial, LC.

Credit Risk

Given the importance of asset quality in investors’ perception of value in the current environment, coupled with the recent increase in NPAs, and loan loss provisions reported by the Company, we sought to include thrifts with similar asset quality characteristics in the Peer Group.  Accordingly, the ratio of NPAs/assets (Including 90+ day delinquencies) equaled 4.16% for the Company, which is slightly below the average of 4.79% and median of 4.44% for the Peer Group, as shown in Table 3.5.  Importantly, the ratio of NPAs/assets for both the Company and the Peer Group includes performing TDRs.  Excluding the TDRs, the Company’s ratio of NPAs/Assets is materially lower, equal to 3.22% of assets.  Similarly, excluding TDR’s from the Peer Group’s NPAs would have a similar impact.

III.16

Table 3.5

Credit Risk Measures and Related Information

Comparable Institution Analysis

As of June 30, 2012 or Most Recent Date Available

			NPAs &				Rsrves/
		REO/	90+Del/	NPLs/	Rsrves/	Rsrves/	NPAs &	Net Loan	NLCs/
Institution		Assets	Assets (2)	Loans (2)	Loans	NPLs (2)	90+Del (2)	Chargeoffs	Loans
		(%)	(%)	(%)	(%)	(%)	(%)	($000)	(%)

Westbury Bancorp, Inc.		0.61%	4.16%	4.88%	1.59%	32.66%	27.27%	$6,961	1.79%

All Public Companies
Averages		0.48%	3.44%	4.28%	1.53%	51.64%	40.61%	$1,264	0.61%
Medians		0.17%	2.53%	3.35%	1.33%	38.65%	32.75%	$555	0.32%

State of WI
Averages		1.23%	5.04%	5.40%	1.91%	42.32%	34.30%	$1,241	0.58%
Medians		0.63%	3.59%	5.24%	1.88%	35.58%	26.94%	$968	0.57%

Comparable Group
Averages		0.97%	4.79%	5.47%	2.13%	42.00%	33.71%	$2,328	1.80%
Medians		1.08%	4.44%	4.99%	1.90%	41.01%	31.87%	$1,481	1.39%

Comparable Group
BKMU	Bank Mutual Corp of WI	0.63%	3.59%	5.24%	1.88%	35.58%	26.94%	942	0.27%
CITZ	CFS Bancorp, Inc of Munster IN	1.70%	6.31%	7.68%	1.69%	21.65%	15.93%	856	0.49%
CZWI	Citizens Comm Bncorp Inc of WI(1)	0.21%	1.92%	2.12%	1.33%	62.73%	55.78%	968	0.90%
FCLF	First Clover Leaf Fin Cp of IL(1)	1.00%	3.97%	3.95%	1.40%	35.45%	25.22%	2675	2.67%
FFNM	First Fed of N. Michigan of MI	1.15%	4.40%	3.99%	1.23%	29.53%	17.48%	468	1.31%
HMNF	HMN Financial, Inc. of MN	1.90%	6.72%	6.22%	3.95%	63.54%	45.57%	1993	1.46%
HFBC	HopFed Bancorp, Inc. of KY	0.13%	2.25%	3.95%	1.92%	48.50%	45.68%	441	0.32%
PVFC	PVF Capital Corp. of Solon OH(1)	1.18%	5.70%	6.28%	2.92%	46.44%	36.79%	2617	1.82%
UCFC	United Community Fin. of OH(1)	1.42%	8.55%	10.55%	2.51%	23.77%	19.77%	8428	2.40%
WBKC	Wolverine Bancorp, Inc. of MI(1)	0.41%	4.47%	4.74%	2.50%	52.78%	47.97%	3895	6.39%

(1) Financial information is for the quarter ending March 31, 2012.

(2) Includes TDRs for the Company and the Peer Group.

Source:  Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2012 by RP® Financial, LC.

III.17

Reserve coverage for the Company reflects some similarities and some differences relative to the Peer Group.  Westbury’s loss reserves as a percent of loans equaled 1.59% and thus fell short of the Peer Group average of 2.13%, but fell within the range of ratios exhibited by the Peer Group companies individually.  Likewise, reserve coverage ratios were also lower for the Company, with the ratio of reserves/NPLs equal to 32.66% versus the Peer Group average of 42.00% and the ratio of reserves/NPAs equal to 27.27% below the Peer Group average of 33.71%.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group.  In terms of balance sheet composition, Westbury interest rate risk characteristics were considered to be less favorable than the Peer Group’s, characteristics as implied by the Company’s lower tangible equity-to-assets and IEA/IBL ratios.  Moreover, the Company’s non-interest earning assets were above the Peer Group average.  On a pro forma basis, the infusion of stock proceeds should serve to improve these ratios relative to the Peer Group.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Westbury and the Peer Group.  The relative fluctuations in the Company’s net interest income to average assets ratio were considered to be higher than the Peer Group and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, Westbury was viewed as maintaining a higher degree of interest rate risk exposure in the net interest margin.  The stability of the Company’s net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level of interest rate sensitive liabilities funding Westbury’s assets.

III.18

Table 3.6

Interest Rate Risk Measures and Net Interest Income Volatility

Comparable Institution Analysis

As of June 30, 2012 or Most Recent Date Available

		Balance Sheet Measures
		Tangible		Non-Earn.
		Equity/	IEA/	Assets/	Quarterly Change in Net Interest Income
Institution		Assets	IBL	Assets	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
		(%)	(%)	(%)	(change in net interest income is annualized in basis points)

Westbury Bancorp, Inc.		8.6%	101.4%	9.0%	5	28	11	-3	4	12

All Public Companies		11.9%	108.4%	6.2%	-1	-3	-1	0	4	0
State of WI		10.2%	107.0%	6.0%	0	-16	4	4	2	-12

Comparable Group Average		11.4%	108.7%	5.6%	1	0	5	-1	5	3

Comparable Group
BKMU	Bank Mutual Corp of WI	10.3%	106.1%	7.6%	-7	-10	-4	-8	8	NA
CITZ	CFS Bancorp, Inc of Munster IN	9.2%	101.6%	8.6%	3	-2	1	-15	11	-6
CZWI	Citizens Comm Bncorp Inc of WI(1)	10.0%	108.8%	3.0%	NA	-19	16	26	-2	-10
FCLF	First Clover Leaf Fin Cp of IL(1)	11.8%	108.2%	7.3%	NA	2	7	-1	10	10
FFNM	First Fed of N. Michigan of MI	11.4%	106.6%	6.6%	-4	-7	-2	-21	20	-8
HMNF	HMN Financial, Inc. of MN	8.9%	106.7%	3.8%	19	-10	-7	17	-6	8
HFBC	HopFed Bancorp, Inc. of KY	11.8%	109.2%	4.4%	-6	-11	14	-3	10	-17
PVFC	PVF Capital Corp. of Solon OH(1)	8.7%	106.8%	6.8%	NA	8	11	-13	29	3
UCFC	United Community Fin. of OH(1)	9.3%	106.4%	4.8%	NA	23	-10	-24	-4	20
WBKC	Wolverine Bancorp, Inc. of MI(1)	22.4%	126.6%	3.1%	NA	24	16	17	5	28

(1) Financial information is for the quarter ending March 31, 2012.

NA=Change is greater than 100 basis points during the quarter.

Source:  SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2012 by RP® Financial, LC.

III.19

Summary

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Westbury.  In those areas where notable differences exist, we will apply appropriate valuation adjustments in the next section.

III.20

RP® Financial, LC.	VALUATION ANALYSIS

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company’s conversion transaction.

Appraisal Guidelines

The regulatory written appraisal guidelines originally issued by the Office of Thrifts Supervision (“OTS”) and subsequently reissued by the OCC as successor to the OTS specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion.  The Federal Reserve, the FDIC, state banking agencies and other federal regulatory agencies have endorsed the OCC appraisal guidelines as the appropriate guidelines involving mutual-to-stock conversions.  Pursuant to this methodology:  (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences.  In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines.  Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques.  Additionally, the valuation incorporates a “technical analysis” of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings.  It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

IV.1

The pro forma market value determined herein is a preliminary value for the Company’s to-be-issued stock.  Throughout the conversion process, RP Financial will:  (1) review changes in Westbury’s operations and financial condition; (2) monitor Westbury’s operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally.  If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any.  RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts.  Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Westbury’s value, or Westbury’s value alone.  To the extent a change in factors impacting the Company’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III.  The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation.  Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform.  We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Company coming to market at this time.

IV.2

1.                                      Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness.  The similarities and differences in the Company’s and the Peer Group’s financial strengths are noted as follows:

•                  Overall A/L Composition.  In comparison to the Peer Group, the Company’s interest-earning asset composition showed a modestly higher concentration of loans and a lower concentration of investments.  The Company’s lending strategy is broadly similar to the Peer Group’s strategy primarily focused on mortgage secured lending although Westbury maintains a greater level of diversification into commercial and multi-family mortgage loans.  Overall, in comparison to the Peer Group, the Company’s interest-earning asset composition provided for a slightly lower yield earned on interest-earning assets which, coupled with the relatively high level of non-interest earning assets, leads to a lower ratio of interest income to average assets.  Westbury’s funding composition reflected a higher level of deposits and a small borrowings balance that will be eliminated upon completion of the Conversion.  Moreover, the composition of the Company’s deposit base with a high proportion of non-interest and interest-bearing checking and other core accounts provides Westbury with a relatively low cost of funds. Overall, as a percent of assets, the Company maintained a lower level of interest-earning assets and a higher level interest-bearing liabilities compared to the Peer Group’s ratios, which resulted in a lower IEA/IBL ratio for the Company.  After factoring in the impact of the net stock proceeds, the Company’s IEA/IBL ratio will be more comparable to the Peer Group’s ratio.

•                  Credit Quality.  The Company’s ratio of NPAs and 90+ Day Accruing Delinquencies/Assets was slightly below the Peer Group average and median.  The Company maintains lower reserve coverage in relation to total loans, NPLs, and NPA and 90+ day delinquencies.  The Peer Group selection criteria was focused on identifying publicly traded Midwest based thrifts which had been impacted by credit-quality problems to a similar degree.

•                  Balance Sheet Liquidity.  The Company operated with a slightly lower level of cash and investment securities relative to the Peer Group (20.4% of assets versus 26.8% for the Peer Group).  Following the infusion of stock proceeds, the Company’s cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into investments.  The Company’s future borrowing capacity was considered to be greater than the Peer Group’s capability, given that the Company is not expected to have any borrowings outstanding following the completion of the Conversion.

•                  Funding Liabilities The Company’s interest-bearing funding composition reflected a higher concentration of deposits and a lower ratio of borrowings relative to the comparable Peer Group ratios, with the Company maintaining a lower cost of funds than the Peer Group.  Total interest-bearing liabilities as a percent of assets were higher for the Company compared to the Peer Group’s ratio, which was attributable to Westbury’s lower capital position.  Following the stock offering, the increase in the

IV.3

Company’s capital position will reduce the level of interest-bearing liabilities funding the Company’s assets and the IEA/IBL ratio will improve.

•                  Capital.  The Company currently operates with a lower equity-to-assets ratio than the Peer Group.  However, following the stock offering, Westbury’s pro forma capital position can be expected to exceed the Peer Group’s equity-to-assets ratio.  The Company’s pro forma capital position implies similar leverage capacity as the Peer Group, similar dependence on interest-bearing liabilities to fund assets and a similar capital cushion to absorb credit quality related losses as the Peer Group.

On balance, Westbury’s balance sheet strength was considered to be comparable to the Peer Group and, thus, no adjustment was applied for the Company’s financial condition.

2.                                      Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution’s earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings.  The major factors considered in the valuation are described below.

•                  Reported Earnings.  The Company reported significantly higher operating losses relative to the Peer Group based on an average returns/(losses) on average assets (“ROAA”) basis (-1.07% of average assets versus -0.05% for the Peer Group).  The higher level of losses was reflective of both the high loan loss provisions established by Westbury and high operating expenses in relation to the Peer Group.

•                  Core Earnings.  As noted above, the two most significant disparities between the Company and the Peer Group’s earnings composition is with respect to loan loss provisions, which totaled 1.29% for the Company versus an average of 0.90% for the Peer Group and operating expenses, which equaled 4.81% for the Company versus an average of 3.28% for the Peer Group.  The Company expects that the level of loan loss provisions and operating expense will be lower in the future, not to mention, Westbury reported positive earnings for the first six months of 2012.  At the same time, the Company has not reported significant positive earnings since fiscal 2007, and has reported significant operating losses in three of the last four fiscal years, as well as on a trailing twelve month basis for the period ended June 30, 2012.  Moreover, future earnings may likely be dependent upon continuing improvement in the Company’s credit-quality ratios and an improving local economy.  A total of five of the ten Peer Group companies reported losses on a core basis while the remaining five were profitable.  Like Westbury, key factors impacting the Peer Group’s future profitability may likely include asset quality trends and the strength of any economic recovery in their respective Midwest regional markets.

•                  Interest Rate Risk.  Quarterly changes in the Company’s and the Peer Group’s net interest income to average assets ratios indicated the degree of volatility associated with the Company’s net interest margin fell within the range exhibited by the Peer Group albeit higher than the average.  Other measures of interest rate risk such as

IV.4

the capital and the IEA/IBL ratio were less favorable for the Company, thereby indicating that the Company maintained a higher dependence on the yield-cost spread to sustain net interest income.  On a pro forma basis, the Company’s capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and, thus, diminish the Peer Group’s relative advantage in this regard and improve the Company’s interest rate risk exposure position.

•                  Credit Risk.  As noted above, loan loss provisions were a significant factor contributing to the Company’s greater operating losses in comparison to the Peer Group.  At the same time, the Company’s NPAs fell within the range of ratios exhibited by the Peer Group and were slightly below their respective average and median ratios while the Company’s reserve coverage ratios were slightly less favorable than the Peer Group.  Overall, the Company’s credit risk exposure appears to be relatively similar.  Accordingly, both the Company and the Peer Group’s earnings will continue to be subject to credit-related volatility until the ratio of NPAs/Assets diminishes.

•                  Earnings Growth Potential.  Several factors were considered in assessing earnings growth potential.  First, the infusion of stock proceeds will increase the Company’s earnings growth potential with respect to increasing earnings through leverage.  Other factors impacting the Company’s earnings growth potential include future reductions in core operating costs as asset quality improves — the Peer Group also stands to benefit from lower costs to the extent their asset quality improves. Additionally, the Company has a valuation allowance established for a portion of its deferred tax asset — to the extent the Company can reverse the current operating losses to earnings, NOLs will be available to offset the taxable income until they are exhausted.

•                  Return on Equity.  Current operating losses for the Company have resulted in a negative ROE, reflecting erosion of Westbury’s capital base.  Likewise, the ROE measure for the Peer Group reflects their breakeven operating returns on average and three of the Peer Group companies reported a reduction in their tangible capital levels on a trailing twelve month basis. The reversal of earnings to positive levels which would result in future capital increases for both the Company and the Peer Group continues to be highly dependent on stabilization of asset quality as well as the strength and direction of the local economy and real estate markets.

On balance, in evaluating Westbury’s earnings, relative to the Peer Group, we have considered that the Company has reported operating losses in three of the last four fiscal years as well as on a trailing twelve month basis.  Given the historical track record of operating losses for the Company, notwithstanding that several of the Peer Group companies were operating at a loss, we applied a slight downward adjustment for profitability, growth and viability of earnings.

3.                                      Asset Growth

The Company’s assets shrank at an 8.6% pace on an annualized basis since the end of fiscal 2010, while the Peer Group’s asset base also shrank, albeit at a more modest pace of

IV.5

3.5% for the most recent twelve month period.  The Company’s asset shrinkage in the most recent period is attributable to an effort by Westbury’s management to maintain the Company’s regulatory capital ratios in the face of operating losses it has experienced.  At the same time, the Peer Group’s growth rates are also being impacted by a recessionary economic environment, high NPAs and operating losses.  On a pro forma basis, the Company’s tangible equity-to-assets ratio will be enhanced to levels modestly exceeding the Peer Group average and median levels.

On balance, considering the Company’s pro forma capital relative to the Peer Group, the similarity of their respective markets and recent trend of balance sheet shrinkage, no adjustment was applied for asset growth in comparison to the Peer Group.

4.                                      Primary Market Area

The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served.  Westbury serves customers in communities located in east-central Wisconsin.  These areas are shrinking in population and households and have experienced diminishing lending opportunities (See Exhibit III-2 for details).  On a local basis, the Company competes against several significantly larger institutions, including several large credit unions.  On a regional basis, the Company competes with larger institutions that provide a large array of services and have significantly larger branch networks than maintained by Westbury, and other financial institutions that are focused on the local communities in which they operate.

Overall, the markets served by the Company were viewed as slightly more favorable with respect to supporting growth opportunities in comparison to the Peer Group’s home markets.  The Company’s home market (Washington County) was slightly smaller but was realizing comparatively strong population growth in comparison to the average and median population growth rates in the Peer Group’s markets.  The Company’s competitive position in its primary market area, as indicated by deposit market share, was slightly higher as Westbury had a 15.3% deposit share in Wayne County (its largest market) as compared to 9.6% deposit market share for the Peer Group in their respective markets based on the median.  As shown in Exhibit III-2, the June 2012 unemployment rates for the markets served by the Peer Group companies were 8.3% at both the median and the average, as compared to 7.1% in Washington County where 10 out of a total of twelve of the Company’s full service offices are located.  On

IV.6

balance, we concluded that a slight upward adjustment was appropriate for the Company’s market area.

5.                                      Dividends

Westbury is currently precluded from paying a dividend under the terms of the MOU unless prior approval is received from OCC and the FRB and these restrictions are expected to remain in place following the completion of the Conversion.  Until Westbury Bancorp and Westbury Bank are released from the terms of the Agreement, the Company is not expected to pay a dividend.  Accordingly, no dividends are expected to be paid by Westbury over the near to intermediate term

Four out a total of ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 0.73% to 3.93%.  The average dividend yield on the stocks of the Peer Group institutions was 0.67% as of August 17, 2012, factoring in the 0% dividend yields on the majority of Peer Group companies which do not pay a dividend.  As of August 17, 2012, approximately 63% of all fully-converted publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.58%.  The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Company’s dividend capacity will be enhanced by the Conversion and resulting increase in capital to levels modestly exceeding the Peer Group average.  At the same time, the Company’s recent earnings history and the presence of the Agreement MOU which restricts the Company’s capacity to pay a dividend until the Agreements termination or amendment are both negatives with respect to the dividend.  On balance, we concluded that a slight downward adjustment was warranted for the dividends valuation parameter in comparison to the Peer Group.

6.                                      Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets.  All ten of the Peer Group members trade on the NASDAQ.  Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock.  The market capitalization of the Peer Group companies ranged from $10.0 million to $57.2 million as of August 17, 2012, with average and median market

IV.7

values of $61.2 million and $48.7 million, respectively.  The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 2.5 million to 46.3 million, with average and median shares outstanding of 14.6 million and 7.6 million, respectively.  The Company’s stock offering is expected to have a pro forma market value and shares outstanding that will fall below the Peer Group averages and medians.  However, excluding the two largest companies (Bank Mutual Corp. of WI and United Community Financial Corp. of OH), Westbury would be more comparable to the Peer Group averages and medians.  Like the majority of the Peer Group companies, the Company’s stock is expected to be quoted on the NASDAQ Capital Market following the stock offering.  Overall, we anticipate that the Company’s stock will have a similar level of liquidity in comparison to the Peer Group and concluded with no adjustment for this factor.

7.                                      Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as Westbury:  (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history;  and (3) the acquisition market for thrift franchises in Wisconsin.  All three of these markets were considered in the valuation of the Company’s to-be-issued stock.

A.            The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations.  Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts.  In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues, and stock market conditions in general.  Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks.  Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters.  More signs of an improving U.S. economy sustained a generally positive trend in the broader stock market at the start of 2012.  Major

IV.8

stock indexes moved to six month highs in mid-January, as investors responded to encouraging jobs data and solid fourth quarter earnings posted by some large banks.  Disappointing economic data, including weaker than expected new home sales in December and fourth quarter GDP growth falling short of expectations, contributed to the DJIA posting its first weekly loss of 2012 in late-January.  Notwithstanding the downward trend in late-January, gains in the major stock indexes for January were the largest in fifteen years.  A strong jobs report for January helped stocks regain some traction in early-February, with the DJIA moving to its highest close since May 2008.  The DJIA posted its sharpest one day decline for 2012 heading into mid-February, which was attributable to renewed fears of a Greek default and disappointing readings on the U.S. economy.  Signs of an accelerating U.S. economic recovery and indications of progress toward an agreement on a bailout for Greece propelled the DJIA to a 52-week high in mid-February.  In late-February, the DJIA closed above 13000 for the first time since the financial crisis and February marked the fifth straight month that the DJIA closed higher.  Stocks faltered in early-March on worries about Greece and slower global economic growth, which was followed by a rebound going into mid-March.  Some favorable economic reports, including solid job growth reflected in the February employment data, Greece moving closer to completing its debt restructuring and most of the largest U.S. banks passing the latest round of “stress tests” contributed to the rally that pushed the broader stock market to multi-year highs in mid-March.  Concerns about slower growth in China pulled stocks lower heading into the close of the first quarter, while the broader stock market closed out the first quarter with a gain.  Overall, the DJIA was up 8.1% for the first quarter, which was the best first quarter performance for the DJIA since 1998.

Following the strong first quarter of 2012, stocks moved lower at the beginning of the second quarter.  Among the factors contributing to the decline, included minutes from the latest Federal Reserve meeting that suggested further monetary stimulus was unlikely and a disappointing employment report for March, in which job growth was less than expected.  The DJIA had its worst week for 2012 in mid-April, as worries over rising borrowings costs for European countries fueled the downturn.  Stocks rebounded at the end of April and the DJIA moved to a four year high at the start of May, with some favorable first quarter earnings posted by some blue chip stocks and a stronger than expected reading for manufacturing activity in April, supporting the gains.  A disappointing jobs report for April fueled a selloff in the broader stock market to close out the first week of May, with the DJIA recording its worst week of 2012 on heightened concerns that the economic recovery was heading for a slowdown.  The

IV.9

downward in the broader stock market continued heading into mid-May, as concerns about Greece and Spain weighted on investor sentiment and a large trading loss disclosed by J.P. Morgan rattled financial markets.  Concerns over Europe’s intensifying debt crisis pulled stocks lower at the close of May 2012, which capped the largest monthly decline in the Dow Jones Industrial Average (“DJIA”) in two years.  Stocks plunged at the start of June, as investors reacted to the weaker than expected jobs data for May which included a slight increase in the national unemployment rate.  After the DJIA moved into negative territory for 2012, stocks rebounded heading into mid-June on hopes that central banks in both the U.S. and Europe would intervene to battle slowing economic growth and worsening problems in the euro zone.  Volatility prevailed in the broader stock market in mid-June, reflecting investor uncertainty over Spain’s planned bank bailout and the Federal Reserve’s willingness to take more measures to stimulate the economy.  Weak economic reports from Europe, China and the U.S., along with ongoing concerns over the debt crisis in Europe, drove stocks lower heading into late-June.  Some positive readings for the housing sector and Euro finance ministers agreeing to the terms of a bailout for Spain’s troubled banks helped to lift stocks at the close of the second quarter.

A weak employment for June sent stocks lower at the start of the third quarter of 2012.  The downward trend in stocks continued going into mid-July, as more signs that the economy was stalling weighed on investors.  Some strong second earnings reports coming out of the tech sector, better-than-expected second quarter earnings reported by J.P. Morgan and increased expectations of the Federal Reserve taking new steps to stimulate the economy supported a mid-July rebound in the stock market.  Weak economic data points in the U.S. and Europe and more euro zone concerns after Moody’s lowered its outlook for Germany contributed to three consecutive triple digit declines in the DJIA heading into late-July, which was followed by a two-day rally as relatively modest second quarter GDP growth of 1.5% met expectations and increased hopes of further stimulus by the Federal Reserve.  Stocks traded lower at the close of July and at the beginning of August and then rallied on the stronger-than-expected jobs report for July, as employers hired the most workers in five months.  The DJIA hit a three month high going into mid-August, as worries about Europe’s sovereign debt crisis ebbed and a Federal Reserve official called for additional stimulus by the Federal Reserve to boost economic growth.  On August 17, 2012, the DJIA closed at 13,275.20, an increase of 16.35% from one year ago and an increase of 7.08% year-to-date, and the NASDAQ closed at 3,076.59, an increase of 22.50% from one year ago and an increase of 16.15% year-to-date.

IV.10

The Standard & Poor’s 500 Index closed at 1,418.16 on August 17, 2012, an increase of 18.79% from one year ago and an increase of 11.05% year-to-date.

The market for thrift stocks has been somewhat volatile as well in recent quarters, but in general underperformed the broader stock market.  Some encouraging news on the economy helped to sustain the advance in thrift stocks at the beginning of 2012.  Bank and thrift stocks did not keep pace with the broader stock market heading into the second half of January, as financials traded in a narrow range on mixed fourth quarter earnings reports coming out of the sector.  Financial stocks led the broader market lower in late-January, as investors focused on the standoff between Greece and its creditors and the cut in Bank of America’s rating by Goldman Sachs.  The better-than-expected employment report for January boosted thrift stocks in early-February, which was followed by a slight pullback on some profit taking and renewed concerns about the Greek bailout.  Bank and thrift stocks advanced in mid-February on increased optimism that Greece was close to getting approval of its bailout package.  Financials traded in a fairly narrow range into late-February and then retreated along with the broader stock market in late-February and early-March, based on concerns related to the global economy.  Generally favorable results from the Federal Reserve’s latest round of “stress tests” triggered a broad based rally for bank and thrift stocks in mid-March.  Thrift stocks traded in a narrow range to close out the first quarter.

Thrift stocks tumbled along with stocks in general at the start of the second quarter 2012, as investors reacted to the weaker than expected job growth reflected in the March employment report and renewed concerns about Europe’s debt problems.  The March consumer price index, which showed that core inflation was still above the Federal Reserve’s target range, also pressured thrift stocks lower in mid-April.  Thrift stocks rebounded in late-April, as the Federal Reserve meeting concluded with no change in its target rate and reaffirmed their plan to keep short-term rates near zero until late-2014.  J.P Morgan’s disclosure of a large trading loss rattled financial stocks in general in mid-May 2012, while weakness in the broader stock market filtered into thrift stocks as well heading into late-May.  The disappointing job numbers for May accelerated the downturn in thrift stocks at the start of June, which was followed by an uneven performance that was consistent with the volatility of the broader stock market.  A Moody’s downgrade of five large U.S. banks, along with weakness in the broader stock market, weighed on thrift stocks heading into late-June.  Thrift stocks posted gains along with the broader stock market at the close of the second quarter, as the sector benefitted from

IV.11

some upbeat reports for the housing sector and the restructuring of a bailout of Spain’s troubled banks.

Thrift stocks traded lower in early-July 2012, as weaker-than-expected job growth reflected in the June employment report raised concerns that the economy was stalling.  Mixed earnings reports coming out of the thrift sector provided for a narrow trading range for thrift stocks through the first half of July, with a large portion of the sector experiencing a decline in revenues from interest rate spread compression.  Thrift stocks faltered along with the broader stock market heading into late-July, as rising concerns in Europe hurt investor confidence.  Assurances from the European Central Bank president of effective intervention and heightened expectations of further stimulus by the Federal Reserve helped to boost thrift stocks along with the broader stock market in late-July.  After stumbling at the start of August following more weak economic data, thrift stocks rebounded on the better-than-expected job growth reported in the August employment report.  Signs of an improving housing market, including a 6% rise in second quarter home prices, provided a boost to thrift stocks heading into mid-August.  On August 17, 2012, the SNL Index for all publicly-traded thrifts closed at 529.08, an increase of 12.61% from one year ago and an increase of 8.03% year-to-date.

B.    The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank’s pro forma market value.  The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically:  (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials.  The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value.  Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

IV.12

Over the past three months, two standard conversion offerings and one second-step conversion offering have been completed, as shown in Table 4.1.  The two standard conversion offerings are considered to be more relevant for our analysis.  Both offerings were completed in July 2012 and was oversubscribed closing at the supermaximum of their respective offering ranges.  These two offerings closed at an average pro forma price/tangible book ratio of 60.1%, and closed at an average of 10.3% above the offering price after one week of trading.

Importantly, there are some similarities and some key differences between the Company and these two recent conversions.  HomeTrust Bancshares of North Carolina, which closed its offering in July 2012, at a P/TB ratio of 59.4% had a high level of NPAs on a pre-conversion basis (5.72% NPAs/Assets) and was reporting losses on a trailing twelve month basis (pro forma core ROA equal to -0.80%).  At the same time, the gross proceeds of HomeTrust Bancshares offering equaled $211.6 million and thus, the post-conversion market capitalization and expected liquidity of the newly-issued shares will be well in excess of the Company’s newly issued shares.  Moreover, other differences exist in HomeTrust’s large asset size ($1.6 billion) and North Carolina markets.

FS Bancorp of Washington closed its offering in July 2012 at a pro forma P/TB ratio of 60.8%. While the asset size is more comparable to Westbury ($301 million), FS Bancorp’s NPA/Assets ratio is relatively favorable (2.59%) and FS Bancorp was reporting profitability in the period leading up to the completion of its conversion (ROA equal to 0.30%).

We believe that the various positive factors of these two newly-converted companies as referenced above in comparison to Westbury (i.e., HomeTrust’s substantially larger franchise value and market capitalization and FS Bancorp’s more favorable pre-conversion asset quality and earnings) suggest that both should be at a premium relative to the Company’s pro forma conversion pricing ratios.

IV.13

Table 4.1

Pricing Characteristics and After-Market Trends
Recent Conversions Completed in Last Three Months

Institutional Information			Pre-Conversion Data				Offering Information				Pro Forma Data							Post-IPO Pricing Trends
			Financial Info.		Asset Quality		Excluding Foundation				Pricing Ratios(3)(6)			Financial Charac.				Closing Price:
																		First		After		After
	Conversion			Equity/	NPAs/	Res.	Gross	%	% of	Exp./		Core		Core		Core	IPO	Trading	%	First	%	First	%	Thru	%
Institution	Date	Ticker	Assets	Assets	Assets	Cov.	Proc.	Offer	Mid.	Proc.	P/TB	P/E	P/A	ROA	TE/A	ROE	Price	Day	Chge	Week(4)	Chge	Month(5)	Chge	8/17/12	Chge
			($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)	(%)	(x)	(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)

Standard Conversions
HomeTrust Bancshares, Inc. - NC	7/11/12	HTBI-NASDAQ	$1,564	10.93%	5.72%	47%	$211.6	100%	132%	3.3%	59.4%	NM	12.1%	-0.8%	20.4%	-3.7%	$10.00	$11.70	17.0%	$12.01	20.1%	$12.45	24.5%	$12.46	24.6%
FS Bancorp, Inc. - WA*(8)	7/10/12	FSBW-NASDAQ	$301	8.99%	2.59%	216%	$32.4	100%	132%	6.9%	60.8%	30.3x	9.9%	0.3%	16.3%	2.0%	$10.00	$10.01	0.1%	$10.04	0.4%	$10.30	3.0%	$10.34	3.4%
Averages - Standard Conversions:			$933	9.96%	4.16%	131%	$122.0	100%	132%	5.1%	60.1%	30.3x	11.0%	-0.2%	18.3%	-0.9%	$10.00	$10.86	8.6%	$11.03	10.3%	$11.38	13.8%	$11.40	14.0%
Medians - Standard Conversions:			$933	9.96%	4.16%	131%	$122.0	100%	132%	5.1%	60.1%	30.3x	11.0%	-0.2%	18.3%	-0.9%	$10.00	$10.86	8.6%	$11.03	10.3%	$11.38	13.8%	$11.40	14.0%

Second Step Conversions
Georgetown Bancorp, Inc., - MA*	7/12/12	GTWN-NASDAQ	$206	9.96%	1.15%	72%	$11.0	57%	110%	9.8%	66.7%	26.79	9.1%	0.3%	13.6%	2.5%	$10.00	$10.97	9.7%	$11.66	16.6%	$11.12	11.2%	$11.10	11.0%
Averages - Second Step Conversions:			$206	9.96%	1.15%	72%	$11.0	57%	110%	9.8%	66.7%	26.8x	9.1%	0.3%	13.6%	2.5%	$10.00	$10.97	9.7%	$11.66	16.6%	$11.12	11.2%	$11.10	11.0%
Medians - Second Step Conversions:			$206	9.96%	1.15%	72%	$11.0	57%	110%	9.8%	66.7%	26.8x	9.1%	0.3%	13.6%	2.5%	$10.00	$10.97	9.7%	$11.66	16.6%	$11.12	11.2%	$11.10	11.0%

Averages - All Conversions:			$690	9.96%	2.83%	112%	$85.0	86%	125%	6.7%	62.3%	28.5x	10.4%	0.0%	16.8%	0.3%	$10.00	$10.89	8.9%	$11.24	12.4%	$11.29	12.9%	$11.30	13.0%
Medians - All Conversions:			$301	9.96%	2.22%	72%	$32.4	100%	132%	6.9%	60.8%	28.5x	9.9%	0.3%	16.3%	2.0%	$10.00	$10.97	9.7%	$11.66	16.6%	$11.12	11.2%	$11.10	11.0%

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, “NT” - Not Traded; “NA” - Not Applicable, Not Available; C/S-Cash/Stock.

(1) As a percent of MHC offering for MHC transactions.

(2) Does not take into account the adoption of SOP 93-6.

(3) Latest price if offering is less than one week old.

(4) Latest price if offering is more than one week but less than one month old.

(5) Mutual holding company pro forma data on full conversion basis.

(6) Simultaneously completed acquisition of another financial institution.

(7) Simultaneously converted to a commercial bank charter.

(8) Former credit union.

August 17, 2012

IV.14

As noted above, none of the companies completing standard conversions over the last three months were based in the Midwest.  There has been one standard conversion completed in the Midwest in 2012, by West End Bancshares, Inc. of Indiana, a $225 million asset thrift operating in eastern Indiana.  Completing its standard conversion transaction in January 2012, West End Bancshares closed at the minimum of its offering range at a pro forma P/TB equal to 48.9%, and traded up by 11% after the first week of trading.  Importantly, while Westbury is larger in terms of assets and its pro forma market capitalization than West End Bancshares, West End Bancshares was reporting positive earnings and had more favorable asset quality measures in comparison to Westbury.

C.    The Acquisition Market

Also considered in the valuation was the potential impact of recently completed and pending acquisitions of other thrift institutions operating in Wisconsin on Westbury’s conversion value.  As shown in Exhibit IV-4, there were eight thrift acquisitions completed from the beginning of 2000 through August 17, 2012.  Additionally, there were 51 acquisitions of commercial banks in Wisconsin over the corresponding timeframe.  The recent acquisition activity may imply a certain degree of acquisition speculation for the Company’s stock.  To the extent that acquisition speculation may impact the Company’s offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Company’s market and, thus, are subject to the same type of acquisition speculation that may influence Westbury’s stock.  However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Westbury’s stock would tend to be less, compared to the stocks of the Peer Group companies.

*  *  *  *  *  *  *  *  *  *  *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for thrift conversions and the local acquisition market for thrift and bank stocks.  Additionally, we have considered the impact of the Agreement including the restrictions on paying dividends and the enhanced regulatory oversight that regulatory agreements imply.  At the same time, seven of the ten Peer Group companies were also subject to regulatory agreements, some of which had more significant requirements and/or restrictions on their respective operations.  Taking these

IV.15

factors and trends into account, RP Financial concluded that a moderate downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.                                      Management

The Company’s management team appears to have experience and expertise in all of the key areas of the Company’s operations.  Exhibit IV-5 provides summary resumes of the Company’s Board of Directors and senior management.  The financial characteristics of the Company suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Company’s present organizational structure.  The Company currently does not have any senior management positions that are vacant.  Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies.  Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9.                                      Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted regulated institution, Westbury will operate in substantially the same regulatory environment as the Peer Group members.  Exhibit IV-6 reflects Westbury’s pro forma regulatory capital ratios.   At the same time, Westbury Bank and WBSB Bancorp are both subject to the terms of a regulatory operating agreement which are expected to remain in effect on a post-conversion basis and which subjects the Company to a higher level of regulatory scrutiny and oversight and, as noted previously, requires OCC and FRB approval for any dividend payments.  Based on the available public disclosures, seven of the ten Peer Group companies are subject to similar regulatory agreements some of which have more significant requirements/restrictions than have been imposed on the Company while three Peer Group institutions do not appear to have any regulatory agreements based on their public disclosures.

On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

IV.16

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment

Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	No Adjustment
Primary Market Area	Slight Upward
Dividends	Slight Downward
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology originally promulgated by the OCC and adopted by the FRB, i.e, the pro forma market value approach, we considered the three key pricing ratios in valuing the Company’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the stock proceeds.  In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company’s prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses (summarized in Exhibits IV-7 and IV-8).  In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.  RP Financial’s valuation placed an emphasis on the following:

•                  P/E Approach.  The P/E approach is generally the best indicator of long-term value for a stock.  However, both the Company and the Peer Group have experienced either operating losses or weak earnings levels which were a defining criterion for the Peer Group selection.  Accordingly, the earnings approach has been rendered less meaningful to the Company’s pro forma valuation and we have given comparatively greater weight to the other valuation approaches.

•                  P/B Approach.  P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds.  RP Financial considered the P/B approach to be a valuable indicator of pro forma value, particularly as the earnings approach has been rendered less meaningful to the

IV.17

Company’s valuation in view of Westbury’s recent operating losses and low earnings or losses reported by the Peer Group.  We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

•                  P/A Approach.  P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings.  Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio.  At the same time, the P/A ratio is an indicator of franchise value, and, can be a valuable indicator of value when earnings are low, which is the case for Westbury.

The Company will adopt Statement of Position (“SOP”) 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares.  For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted.  However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above and the dilutive impact of the cash and stock contribution to the Foundation, RP Financial concluded that, as of August 17, 2012, the pro forma market value of Westbury’s conversion stock, including the shares sold in the offering and issued to the Foundation, equaled $35,350,000 at the midpoint, equal to 3,535,000 shares offered at a per share value of $10.00.

1.             Price-to-Earnings (“P/E”).  The application of the P/E valuation method requires calculating the Company’s pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base.  In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds.  The reinvestment rate of 0.72% was based on the Company’s assumption that the proceeds would initially be invested in short-to-intermediate term U.S. Treasury securities and the 0.72% yield assumption reflects the rate prevailing on five year U.S. Treasury securities as of June 30, 2012.

The Company’s reported a loss equal to $6.4 million for the most recent twelve month period, while core operating losses, assuming that non-operating gains on sale are excluded on

IV.18

a tax-effected basis, are equal to $7.4 million.  Three of the ten Peer Group also reported trailing twelve month operating losses, while the remaining seven Peer Group companies reported modest operating returns such that only five Peer Group companies reported a meaningful Price/Earnings multiple.  Moreover, the Peer Group’s core earnings were lower such that only two Peer Group companies reported meaningful core earnings multiples.   At the same time, we have given consideration to the future impact of recent branch closures and expense provisions on the Company’s profitability and taken into account management’s belief that loan loss provisions may be lower in the future which may provide the impetus for future earnings growth.  In this regard, the Company reported positive income equal to $579,000 (0.21% of assets on an annualized basis).  In summary, we have primarily relied on the remaining valuation approaches to derive the Company’s pro forma market value but given consideration to recent favorable earnings trends and impact of cost reductions as the benefits are fully realized into earnings for Westbury in evaluating the appropriate pro forma P/B, P/TB and P/A ratios.

2.             Price-to-Book (“P/B”).   The application of the P/B valuation method requires calculating the Company’s pro forma market value by applying a valuation P/B ratio, derived from the Peer Group’s P/B ratio, to the Company’s pro forma book value. In applying the P/B approach, we considered both reported book value and tangible book value.  Based on the $35.35 million midpoint valuation, Westbury’s pro forma P/B and P/TB ratios equaled 46.86%.  In comparison to the respective average P/B and P/TB ratios indicated for the Peer Group of 57.10% and 58.33%, the Company’s ratios reflected discounts of 17.9% and 19.7%, respectively.  In comparison to the Peer Group’s median P/B and P/TB ratios of 57.07% and 57.29%, respectively, the Company’s pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 17.9% and 18.2%, respectively.  At the top of the super range, the Company’s P/B and P/TB ratio equaled 54.79% and was discounted by 6.1% relative to the Peer Group P/TB average and by 4.4% relative to the Peer Group P/TB median.

3.             Price-to-Assets (“P/A”).  The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases.  In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein.  At the $35.35 million midpoint of the valuation range, the Company’s value equaled 6.15% of pro forma assets.  Comparatively, the Peer Group companies exhibited an average P/A ratio of 6.50%, which implies a discount of 5.4% has been applied to the Company’s pro

IV.19

forma P/A ratio.  In comparison to the Peer Group’s median P/A ratio of 5.59%, the Company’s pro forma P/A ratio at the midpoint value reflects a premium of 10.0%.

Valuation Conclusion

It is our opinion that, as of August 17, 2012, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, including shares to be issued to the Foundation, equaled $35,350,000 at the midpoint, equal to 3,535,000 shares offered at a per share value of $10.00.  Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $30,047,500 and a maximum value of $40,652,500.  Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 3,004,750 at the minimum and 4,065,250 at the maximum.  In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $46,750,380 without a resolicitation.  Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 4,675,038.  Based on this valuation range, the offering range is as follows: $29,750,000 at the minimum, $35,000,000 at the midpoint, $40,250,000 at the maximum and $46,287,500 at the supermaximum.  Based on the $10.00 per share offering price, the number of offering shares is as follows:  2,975,000 at the minimum, 3,500,000 at the midpoint, 4,025,000 at the maximum and 4,628,750 at the supermaximum.  The pro forma valuation calculations relative to the Peer Group are shown in Table 4.2 and are detailed in Exhibit IV-7 and Exhibit IV-8.

IV.20

Table 4.2

Public Market Pricing Versus Peer Group

Westbury Bancorp, Inc.

As of August 17, 2012

		Market		Per Share Data
		Capitalization		Core	Book						Dividends(4)			Financial Characteristics(6)
		Price/	Market	12 Month	Value/	Pricing Ratios(3)					Amount/		Payout	Total	Equity/	Tang. Eq./	NPAs/	Reported		Core		Offering
		Share(1)	Value	EPS(2)	Share	P/E	P/B	P/A	P/TB	P/Core	Share	Yield	Ratio(5)	Assets	Assets	Assets	Assets	ROA	ROE	ROA	ROE	Size
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($Mil)

Westbury Bancorp, Inc.
Supermaximum		$10.00	$46.75	$(1.70)	$18.25	NM	54.79%	7.99%	54.79%	NM	$0.00	0.00%	0.00%	$585	14.58%	14.58%	3.93%	-1.18%	-8.13%	-1.35%	-9.29%	46.29
Maximum		$10.00	$40.65	$(1.93)	$19.68	NM	50.81%	7.01%	50.81%	NM	$0.00	0.00%	0.00%	$580	13.80%	13.80%	3.96%	-1.18%	-8.58%	-1.36%	-9.82%	40.25
Midpoint		$10.00	$35.35	$(2.21)	$21.34	NM	46.86%	6.15%	46.86%	NM	$0.00	0.00%	0.00%	$575	13.11%	13.11%	4.00%	-1.18%	-9.03%	-1.36%	-10.35%	35.00
Minimum		$10.00	$30.05	$(2.58)	$23.57	NM	42.43%	5.27%	42.43%	NM	$0.00	0.00%	0.00%	$571	12.41%	12.41%	4.03%	-1.18%	-9.53%	-1.36%	-10.94%	29.75

All Public Companies(7)
Averages		$12.89	$322.15	$0.21	$14.66	19.59x	87.04%	10.71%	93.33%	20.40x	$0.21	1.61%	25.92%	$2,894	12.32%	11.70%	3.44%	0.24%	1.17%	0.10%	-0.42%
Median		$12.75	$80.58	$0.33	$14.47	18.15x	84.38%	10.60%	90.75%	18.92x	$0.16	1.07%	0.00%	$923	12.04%	11.13%	2.62%	0.39%	3.63%	0.30%	2.17%

All Non-MHC State of WI(7)
Averages		$5.17	$116.73	$(0.02)	$8.09	39.82x	66.35%	6.74%	66.61%	NM	$0.02	0.46%	36.36%	$1,582	10.20%	10.16%	2.76%	0.10%	0.94%	-0.04%	-0.33%
Medians		$5.17	$116.73	$(0.02)	$8.09	39.82x	66.35%	6.74%	66.61%	NM	$0.02	0.46%	36.36%	$1,582	10.20%	10.16%	2.76%	0.10%	0.94%	-0.04%	-0.33%

Comparable Group Averages
Averages		$5.79	$61.18	$(0.31)	$10.08	25.40x	57.10%	6.50%	58.33%	22.44x	$0.04	0.67%	9.77%	$991	11.62%	11.40%	4.79%	-0.08%	-1.60%	-0.35%	-4.24%
Medians		$4.92	$48.73	$(0.02)	$9.16	24.40x	57.07%	5.59%	57.29%	22.44x	$0.00	0.00%	0.00%	$739	10.20%	10.16%	4.44%	0.13%	1.20%	-0.04%	-0.33%

State of Wisconsin(7)
BKMU	Bank Mutual Corp of WI	$4.38	$202.91	$(0.05)	$5.82	39.82x	75.26%	7.70%	75.39%	NM	$0.04	0.91%	36.36%	$2,635	10.34%	10.32%	3.59%	0.20%	1.88%	-0.09%	-0.85%
CZWI	Citizens Comm Bncorp Inc of WI	$5.95	$30.54	$0.02	$10.36	NM	57.43%	5.78%	57.82%	NM	$0.00	0.00%	NM	$529	10.06%	10.00%	1.92%	0.00%	0.00%	0.02%	0.19%

Comparable Group
BKMU	Bank Mutual Corp of WI	$4.38	$202.91	$(0.05)	$5.82	39.82x	75.26%	7.70%	75.39%	NM	$0.04	0.91%	36.36%	$2,635	10.34%	10.32%	3.59%	0.20%	1.88%	-0.09%	-0.85%
CITZ	CFS Bancorp, Inc of Munster IN	$5.46	$59.33	$(1.08)	$9.63	NM	56.70%	5.24%	56.76%	NM	$0.04	0.73%	NM	$1,132	9.24%	9.23%	6.31%	-0.90%	-9.52%	-1.02%	-10.82%
CZWI	Citizens Comm Bncorp Inc of WI	$5.95	$30.54	$0.02	$10.36	NM	57.43%	5.78%	57.82%	NM	$0.00	0.00%	NM	$529	10.06%	10.00%	1.92%	0.00%	0.00%	0.02%	0.19%
FCLF	First Clover Leaf Fin Cp of IL	$6.10	$46.73	$0.14	$10.17	24.40x	59.98%	8.40%	71.10%	NM	$0.24	3.93%	NM	$556	14.00%	12.08%	3.97%	0.34%	2.45%	0.19%	1.37%
FFNM	First Fed of N. Michigan of MI	$3.47	$10.01	$0.15	$8.69	15.09x	39.93%	4.60%	40.26%	23.13x	$0.00	0.00%	0.00%	$218	11.51%	11.43%	4.40%	0.30%	2.69%	0.20%	1.75%
HMNF	HMN Financial, Inc. of MN	$2.80	$12.39	$(2.16)	$7.79	NM	35.94%	1.85%	35.94%	NM	$0.00	0.00%	NM	$670	8.88%	8.88%	6.72%	-1.10%	-13.47%	-1.26%	-15.47%
HFBC	HopFed Bancorp, Inc. of KY	$7.39	$55.45	$0.34	$13.75	11.55x	53.75%	5.40%	53.94%	21.74x	$0.08	1.08%	12.50%	$1,026	11.83%	11.80%	2.25%	0.46%	4.10%	0.24%	2.18%
PVFC	PVF Capital Corp. of Solon OH	$1.97	$50.72	$(0.52)	$2.71	NM	72.69%	6.29%	72.69%	NM	$0.00	0.00%	NM	$807	8.65%	8.65%	5.70%	-0.59%	-6.52%	-1.70%	-18.84%
UCFC	United Community Fin. of OH	$3.05	$100.30	$(0.17)	$5.78	NM	52.77%	4.91%	52.86%	NM	$0.00	0.00%	0.00%	$2,042	9.31%	9.29%	8.55%	0.05%	0.53%	-0.27%	-3.03%
WBKC	Wolverine Bancorp, Inc. of MI	$17.35	$43.38	$0.28	$26.09	36.15x	66.50%	14.87%	66.50%	NM	$0.00	0.00%	0.00%	$292	22.35%	22.35%	4.47%	0.40%	1.86%	0.23%	1.09%

(1) Average of High/Low or Bid/Ask price per share.

(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.

(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.

(4) Indicated 12 month dividend, based on last quarterly dividend declared.

(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.

(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.

(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source:  Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2012 by RP® Financial, LC.

IV.21